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02031219

REGISTRANT'S NAME Jardine Matheson Holdings

*CURRENT ADDRESS ____________________

____

PROCESSED
APR 25 2002
THOMSON
FINANCIAL

**FORMER NAME ____________________

**NEW ADDRESS ____________________

____

____

FILE NO. 82- 2963 FISCAL YEAR 12-31-01

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DATE : 4/17/02

Jardine Matheson

Annual Report 2001

Jardines

CONTENTS

With its broad portfolio of leading businesses, the Jardine Matheson Group is a unique Asian-based conglomerate with unsurpassed experience in the region. These business interests include Jardine Pacific, Jardine Motors Group, Hongkong Land, Mandarin Oriental, Dairy Farm, Cycle & Carriage and Jardine Lloyd Thompson. These operations, which employ some 130,000 people, are leaders in the fields of engineering and construction, transportation, consumer marketing, motor trading, property, hotels, supermarkets and insurance broking.

The Group's strategy is to build its operations into market leaders across Asia Pacific, each with the support of Jardine Matheson's extensive knowledge of the region and its long-standing relationships. Through a balance of cash producing activities and investment in new businesses, the Group aims to produce sustained growth in shareholder value.

Incorporated in Bermuda, Jardine Matheson has its primary share listing in London, with secondary listings in Singapore and Bermuda. It has a sponsored American Depositary Receipt programme. Jardine Matheson Limited operates from Hong Kong and provides management services to Group companies, making available senior management and providing financial, legal, human resources and treasury support services throughout the Group.

Jardine Matheson Holdings Limited
Jardine House
Hamilton
Bermuda

Profit Contribution from Core Businesses*

By Business


Jardine Pacific
29%
Jardine Motors Group
20%
Jardine Lloyd Thompson
9%
Dairy Farm
8%
Hongkong Land
26%
Mandarin Oriental
2%
Cycle & Carriage
6%

By Geographical Area


Hong Kong and Mainland China
60%
Asia Pacific
22%
Europe
9%
North America (including interest)
9%

*Excluding non-recurring items, and corporate and other interests

Highlights

- Underlying earnings per share increased 50% to US¢47.97
- Hongkong Land and Jardine Strategic lengthen debt profile through bond issues
- Property values in Hong Kong decline
- Dairy Farm successfully exits from Australia
- Mandarin Oriental impacted by adverse international travel market

- Results

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties		
Change %	2000 US$m	**2001** US$m		**2001** US$m	2000 US$m	Change %
(9)	10,362	**9,413**	Revenue	**9,413**	10,362	*(9)*
3	167	**172**	Underlying net profit	**186**	177	*5*
(88)	933	**115**	Net profit/(loss)	**(42)**	1,442	*N/A*
N/A	(622)	**(124)**	Capital expenditure and investments	**(124)**	(622)	*N/A*
(5)	2,934	**2,787**	Capital employed	**4,401**	4,819	*(9)*
(6)	2,145	**2,027**	Shareholders' funds	**3,013**	3,328	*(9)*
%	US¢	US¢		US¢	US¢	%
48	30.13	**44.46**	Underlying earnings per share	**47.97**	31.95	*50*
(82)	168.57	**29.79**	Earnings per share	**(10.72)**	260.44	*N/A*
19	77.76	**92.35**	Cash flow per share from operating activities	**92.35**	77.76	*19*
–	26.50	**26.50**	Dividends per share	**26.50**	26.50	–
%	US$	US$		US$	US$	%
(2)	5.48	**5.36**	Net asset value per share	**7.96**	8.50	*(6)*

The Group's financial statements are prepared under International Accounting Standards ('IAS') which, following recent changes, no longer permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements. The figures included in Highlights, Chairman's Statement, Managing Director's Review, Operating Review, Financial Review and Five Year Summary are based on this supplementary financial information unless otherwise stated.

Underlying Earnings per Share (US¢)



01
47.97
00
31.95
99
26.51
98
30.83
97
46.50

Net Asset Value per Share (US$)



01
7.96
00
8.50
99
5.09
98
4.84
97
6.60

In what proved to be an unexpectedly challenging year the Company made good progress across the board, strengthening our core businesses, restructuring or disposing of operations that had been facing problems, improving our debt profile and raising our holdings in Group companies.

Results

The year saw a steadily worsening global economic environment, culminating in the shock of the terrorist attack on the United States on 11th September. Only towards the end of the year, following a series of US and European interest rate cuts, did the decline show signs of bottoming out. Asian economies reacted with disappointing growth or, in some cases, recession. Against this background it was a real achievement that the Company was able to increase underlying earnings per share by 50% to US¢47.97. Underlying profit, after higher interest charges incurred in implementing a substantial share repurchase programme, rose by 5%.

There were positive turnarounds in Dairy Farm and in Jardine Motors' UK operations, and a continued strong performance by Jardine Lloyd Thompson. Hongkong Land performed well in soft rental markets, although there were reductions in values in its property portfolio. Cycle & Carriage had a difficult year in its traditional motor and property businesses and the weakness in the Indonesian currency had a negative impact in an otherwise successful year for its affiliate, Astra International. Mandarin Oriental encountered unusually severe conditions in the wake of the terrorist events, while the performance of several Jardine Pacific companies was held back by generally adverse markets.

Our financial statements are prepared under International Accounting Standards, which now require the revaluation of investment properties to be taken through the profit and loss account, rather than directly to reserves. With our Group's extensive property interests, this accounting treatment can give rise to significant fluctuations in reported results. For the year under review, negative movements in valuations, partly reversing the positive movements in the prior year, have led to a reported loss.

The Board is recommending a final dividend of US¢18.70 per share, which, together with the interim dividend of US¢7.80 per share, gives an unchanged dividend for the full year of US¢26.50 per share.

Corporate Developments

During the year, Hongkong Land and Jardine Strategic both materially lengthened the maturity of their debt through international bond issues. Jardine Pacific and Jardine Motors Group continued to concentrate their operations through planned disposals, while Dairy Farm substantially completed the complex sale of its Australian business.

On the expansionary side, Mandarin Oriental has embarked on new hotel projects in Tokyo and Washington, while its New York development remains on target for completion in 2003. Dairy Farm has increased its investment in several Asian countries; in particular, it is expanding its successful hypermarket format in Southeast Asia. Hongkong Land has continued its development programme with a new commercial project in Singapore and a residential project in Beijing, and Chater House in Hong Kong will come on stream in 2002.

For some years we have invested part of our available cash flow in increasing our holdings in Group companies, where we consider that this is the optimum use of our resources and where such action is expected to improve earnings or net assets per share. This policy was successfully maintained in 2001, further reducing our own outstanding shares and raising the stakes in the Group's core businesses.

People

Mr. Brian Keelan joined the Board in May 2001.

I would like to express my appreciation for the effort that is being made by employees across all our Group companies.

Prospects

We expect conditions in 2002 to remain challenging and it is hard to forecast the timing of the eventual upturn. Nevertheless, we have robust businesses and can look beyond the current economic difficulties with confidence that the Group will deliver long-term value creation to its shareholders.

Henry Keswick
Chairman

27th February 2002

Jardine Pacific

Jardine Pacific's select portfolio of businesses represents a significant number of the Group's non-listed interests in the Asia-Pacific region. (100%)

Jardine Motors Group

Engaged in the distribution, sales and service of motor vehicles, Jardine Motors Group has operations in Asia, the United Kingdom and the United States. (100%)

JARDINE LLOYD THOMPSON Group plc

A leading listed provider of risk solutions and insurance services, combining specialist skills in the London insurance market with an international network. (32%)

Jardine Strategic

A listed company holding significant Group interests, including 51% of Jardine Matheson, together with smaller stakes in businesses with exisiting or potential links with the Group. (75%)

(Attributable interests of Jardine Matheson as at 11th March 2002)

Dairy Farm

A listed company, Dairy Farm is a leading retailer in the Asia-Pacific region – principally supermarkets, hypermarkets, convenience stores, drugstores and restaurants. (62%)

Hongkong Land

A major listed group, with some 5 million sq. ft of prime commercial property in the heart of Hong Kong. Hongkong Land also develops high quality property and infrastructure projects in Asia. (41%)

MANDARIN ORIENTAL THE HOTEL GROUP

A listed international hotel investment and management group with a portfolio of 21 deluxe and first class hotels worldwide, including three under development. (66%)

CYCLE & CARRIAGE

A leading Singapore-listed company with its principal interests in: motor vehicles; property investment and development; and a 32% strategic stake in Astra International, one of Indonesia's largest conglomerates. (29%)

(Attributable interests of Jardine Strategic as at 11th March 2002)

A Good Performance in a Difficult Year

The overall picture of the year was one of mixed performances across the Group, in most cases hampered by poor economic conditions. There were improved performances from Dairy Farm, Jardine Motors Group and Jardine Lloyd Thompson, but lower results at Jardine Pacific and Mandarin Oriental. Hongkong Land's revenues and declining asset values reflected poor sentiment in the property market, but the company produced an increased contribution at the Jardine Matheson level due to the Group's larger holding. Reduced foreign exchange losses and an improved performance from Astra International enhanced Cycle & Carriage's contribution, but a difficult year in its motor business reduced its underlying result.

The Group's financing charges rose as higher average levels of debt during the year, arising largely from share repurchases, counterbalanced the lower average cost of borrowing. In such circumstances, the 50% increase in underlying earnings per share is a clearer indication of the Group's overall performance than the 5% increase in underlying profit.

Two major problems – at Dairy Farm's Australian subsidiary, Franklins, and at the UK operations of Jardine Motors Group – were successfully resolved. The complex phased disposal of Franklins over the second half of the year was executed with considerable skill, as was the restructuring, now in its final phases, of the UK motors operation by its new management team.

Optimisation of Resources

We retain a clear focus on our primary goal of maximising shareholder value. We aim to achieve this by supporting profitable initiatives in our core businesses and concentrating our resources wherever the best investment opportunities lie, but always against a background of sound finances. We continue to use and refine value added measurement tools to provide benchmarks in the assessment of business performance.

During the year further purchases of shares in Group companies were made. We believe that such purchases offer good potential for growth in value over the longer term, while providing an immediate enhancement of earnings and net asset value per share. The Company purchased 2.3% of its own shares, increasing Jardine Strategic's attributable interest to 51%, while in turn its interest in Jardine Strategic rose to 75%. Jardine Strategic's other interests have also increased, and it now holds 41% of Hongkong Land, 62% of Dairy Farm, 66% of Mandarin Oriental and 29% of Cycle & Carriage.

Group Share Interests
(%)


80
70
60
50
40
30
20
10
0
97
98
99
00
01
Jardine Strategic
Mandarin Oriental
Dairy Farm
Jardine Matheson
Hongkong Land
Cycle & Carriage

Attributable interests as at 31st December

The Group took advantage of a significant decline in US dollar interest rates to enhance its debt profile. In all, US$900 million was raised on excellent terms through two maiden global ten-year bond issues, enabling Hongkong Land and Jardine Strategic to diversify their sources of debt financing. We also renewed a significant number of bank facilities on improved terms. The Group's portfolio of first class businesses with strong cash flows has proven its worth not only in assuring stability of earnings in challenging times but also in securing this favourable access to financial markets.

The proceeds from disposals have moved Dairy Farm's balance sheet into a net cash position, and the company proposes to repurchase up to 10% of its issued share capital by way of a tender offer. Such a move would still enable Dairy Farm to maintain its active investment strategy.

Operations

Jardine Pacific improved the composition of its business portfolio and released value through the sale of its interests in Jardine Securicor and Colliers Jardine, in the latter case retaining the Hong Kong property management division which it believes offers scope for expansion. Jardine Pacific's range of air cargo, aviation services, shipping and logistics operations have all been affected to some degree by recent events. Nevertheless, Hong Kong's role as a regional transportation hub serving China's primary export manufacturing base provides a solid foundation for their growth. Jardine Pacific's engineering and construction businesses are trading well in difficult markets, and opportunities that offer scope for development of group companies over the medium term are being sought in Mainland China.

Jardine Motors Group's main areas of focus are now Asia, the United Kingdom and the United States following the sale in early 2002 of its French dealership group, Cica. The company's distributorship of Mercedes-Benz vehicles in Hong Kong and Macau through Zung Fu will revert mid-year to DaimlerChrysler and, while its exclusive dealership will remain a profitable business, there will be an impact on results. Looking to the future, Zung Fu has continued to build its network of service centres in Southern China, primarily handling Mercedes-Benz, which will form the basis for a motor dealership operation once regulations permit.

As Hongkong Land's new development in Central Hong Kong, Chater House, nears completion in a difficult market, the group has secured prestige anchor tenants for both the office and retail portions. The outlook for the rest of its unique Hong Kong portfolio remains sound as occupancies are maintained at above 95%. Elsewhere in the region, following the success of its Raffles Link development in Singapore, Hongkong Land joined a consortium with the Cheung Kong and Keppel groups to make the winning bid for the right to develop Marina Boulevard, a new business and commercial complex in central Singapore. The company has also partnered with Mainland Chinese interests to build a luxury residential complex in Beijing, a market that will benefit from the 2008 Olympic Games.

After Dairy Farm's disposal of Franklins, and some improvement of its position in the fiercely competitive Hong Kong supermarket sector, the company's management is now concentrating on areas of growth potential. Southeast Asia has been targeted for expansion, where despite economic difficulties retail sales have been buoyant. The company is investing in its network of Giant hypermarkets in Malaysia and Singapore, and has recently supported a rights issue by Hero to fund the expansion of its supermarket chain and the introduction of Giant hypermarkets to Indonesia. The success in Southern China of 7-Eleven, where Dairy Farm now operates in joint venture some 70 stores, has also persuaded management to set a target of 350 stores there by 2005 – almost as large a network as the company currently operates in Hong Kong.

Depressed industry conditions have not halted Mandarin Oriental's global expansion programme and its goal of achieving over 10,000 luxury rooms under management. The group has three new properties under development which will increase its 6,600 room portfolio by a further 800 rooms. In addition to its current project in New York, which will come on stream in 2003, the group is to manage a new hotel in central Tokyo on its completion in 2006, and has recently announced a new hotel in Washington, which is targeted to open in 2004.

Jardine Lloyd Thompson had another excellent year as it integrated recent acquisitions and offered its customers sophisticated risk management services in a market that was hardening even before the shattering events of 11th September. Since the merger of Jardine Insurance Brokers with Lloyd Thompson in 1997, the company has established itself as a significant presence in the insurance broking and employee benefit fields. In doing so, it has earned a reputation as an attractive employer and an innovative operator – important attributes in an industry where professionalism is the key to winning market share.

Cycle & Carriage holds a 32% stake in Astra International, one of Indonesia's largest conglomerates with a wide exposure to opportunities in Asia's third most populous country. Despite the need for a provision resulting from the decline of the Indonesian Rupiah, Astra International produced a good trading performance in 2001 and it should become a significant contributor to Cycle & Carriage once its foreign currency debt problems are resolved.

China Expansion

With China gaining accession to the WTO in 2001, we have positioned ourselves for new opportunities that are being created. Operating conditions in China will not be easy, but it is a country where we have considerable experience – our most recent activity stemming from the start of Mainland China's open door policy in 1979. We are confident that Hong Kong will also benefit immensely from the growth of China.

The Right People

We could have achieved very little of what we have without the energy, enterprise and professionalism of our people. We continue to train and motivate our employees through all possible means.

This year, we launched a new award programme, 'Pride in Performance'. The Award will be presented each year to the business team that best demonstrates real success in delivering performance. It will reward the creation of sustained value, which will include achievements in areas such as risk reduction, innovative application of technology and new business ventures as well as significant profit improvements. The Award goes to the heart of the enterprising spirit that has served the Group well for 170 years.

The Group's success in identifying the right people has been widely recognized. In 2001, Group companies received over 200 international and local awards that demonstrate the high quality of their management and staff. These include awards for hotel and retail service, catering, construction safety, insurance broking and environmental protection, and were presented to businesses such as Gammon Skanska, IKEA, Jardine Lloyd Thompson, Mandarin Oriental, Mannings, Maxim's and Pizza Hut. It is of great importance to us that each of our companies should be a leader in its field, and that this quality should be evidenced by the attitude of everyone in the organization.

The Future

The financial stability, diversity and strong market position of our businesses provide the Group with a solid foundation with which to face the current downturn. Most of the leading economies on which the prosperity of the Asia-Pacific region depends are facing uncertain prospects, with no clear indication when conditions will improve. In these circumstances, our Group companies have learned to combine tight financial control with a continuous search for opportunities for profitable expansion. We aim to offer scope for the right people to succeed, effective partnerships within the communities in which we operate and, most importantly, value creation for our shareholders.

Percy Weatherall
Managing Director

27th February 2002

Jardine Pacific

Jardine Pacific represents a significant number of the Group's non-listed interests in the Asia-Pacific region. While encompassing a wide range of industry sectors, Jardine Pacific's select portfolio of businesses comprises highly motivated market leaders, well positioned for growth.



Weak consumer markets and lower levels of trading activity in the Asia-Pacific region inevitably impacted the performance of a number of Jardine Pacific's businesses in 2001. The difficult economic conditions worsened in the latter part of the year, and Jardine Pacific produced an underlying profit of US$77 million, down 17%. The return on average shareholders' funds in 2001, excluding non-recurring items, was 14% compared with 16% in the prior year. Net borrowings at the end of the year stood at US$153 million, producing a gearing of 28%.

Conditions for most of Jardine Pacific's businesses remain uncertain and it is too early to predict any material improvement. Nevertheless, the group has leading businesses in strong sectors, such as engineering and construction, transport services and logistics, and IT solutions, that are well placed to grow as conditions improve.

The following is summary financial information of the larger businesses in the Jardine Pacific portfolio:

	Underlying net profit		Shareholders' funds	
	2001 (US$m)	2000 (US$m)	2001 (US$m)	2000 (US$m)
Gammon Skanska	15	15	61	66
HACTL	17	16	110	107
IKEA	3	6	11	12
Jardine Aviation Services	6	4	14	20
Jardine Engineering Corporation	14	15	57	60
Jardine OneSolution	4	8	64	90
Jardine Property Investment	6	6	160	166
Jardine Restaurants	8	8	14	18
Jardine Schindler	11	8	15	24
Jardine Shipping Services	5	7	11	10
Pacific Finance	2	4	31	29
Other	(2)	7	86	95
	89	104	644	697
Corporate	(12)	(11)	(120)	(138)
	77	93	524	559

- Results reflect weaker trading conditions
- Good returns on shareholders' funds
- Value released on sale of Jardine Securicor

"The group has leading businesses in strong sectors, such as engineering and construction, transport services and logistics, and IT solutions, that are well placed to grow as conditions improve."

A.J.L. Nightingale, *Chairman*

Gammon Skanska saw its profits decline by 15% due to a poor result in China. Its order book, however, is still over US$900 million despite the low level of new work available in Hong Kong. Jardine Engineering Corporation had another good year, although its profits were down due to the absence of contribution from Chubb China, which was sold in 2000. The Caterpillar dealerships in Taiwan and Hawaii and the Trane air-conditioning operations all generated increased returns.

Jardine Schindler also performed well and increased its profit contribution by 37%. New order intake was down in line with the market, but the maintenance portfolio rose to over 15,000 units for the first time. Its elevator and escalator factory in Malaysia continued to struggle due to the competitive market, and the elevator unit was closed in November.

The 9% fall in cargo through-put at Hong Kong's Chek Lap Kok airport had an inevitable impact on the profitability of HACTL, but this was offset by lower interest rates and operational efficiencies. Jardine Aviation Services generated higher earnings from its Hong Kong interests, but faced a more difficult operating environment in the last quarter. The shipping sector experienced a drop in rates and volumes during the year, which impacted Jardine Shipping Services, although parts of the operation continued to trade well.

Jardine OneSolution's performance was adversely impacted by the severe downturn in the global economy, which caused a significant fall in corporate IT spend, particularly in the second half. A non-recurring impairment charge of US$21 million has been made in respect of goodwill relating to prior acquisitions.

IKEA's sales grew by 7% in Hong Kong, but profitability fell slightly. Restaurants saw a 6% drop in earnings, with Hong Kong facing the most difficult trading environment. In contrast, earnings in Hawaii, Taiwan and Southern China were all flat or up slightly.

The competitive consumer finance market in Hong Kong and an increase in personal bankruptcies impacted Pacific Finance during the year. The falling interest rate environment helped offset the effects, but earnings were down. The value of Jardine Property Investment's residential property portfolio fell marginally, but the net yield was maintained.

The earnings from Jardine Pacific's other interests were negatively affected by the losses in two businesses, Colliers Jardine and Jardine Logistics. The group's interest in the former was sold at the end of the year, with Jardine Pacific retaining 100% ownership of its profitable Hong Kong property management business. The management of Jardine Logistics was restructured, and an improved performance is expected in 2002. The group also sold its interests in Jardine Securicor and the Hong Kong Security Center in December for US$43 million, realising a profit on sale of US$24 million, as further steps were taken to refine the portfolio and release value created.



89
50
54
93
77
97
98
99
00
01

Underlying Net Profit (US$ million)



13
7
8
16
14
97
98
99
00
01

Return on Average Shareholders' Funds* (%)

*Excluding non-recurring items

	[illegible]		[illegible]		Shareholders' funds	
	2001 (US$m)	2000 (US$m)	2001 (US$m)	2000 (US$m)	2001 (US$m)	2000 (US$m)
[illegible]	283		44		115	
United Kingdom	1,289	[illegible]	5	[illegible]	70	[illegible]
[illegible]	595		1		58	[illegible]
United States	340	[illegible]	1	[illegible]	12	[illegible]
	2,507		51		255	
Corporate and other interests	–	–	–	–	92	[illegible]
	2,507		51		347	[illegible]

"2002 will see further operational improvement in Jardine Motors Group's UK business, but the new Mercedes-Benz distribution arrangement in Hong Kong will adversely affect the results for the year. Expansion will continue in Southern China as the foundations of a dealership network are developed."

A.J.L. Nightingale, *Executive Chairman*

Jardine Motors Group

Jardine Motors Group is engaged in the distribution, sales and service of motor vehicles and in related activities including financing and contract hire. It has operations in Asia, the United Kingdom and the United States.


2,345
3,556
2,807
2,550
2,507
97*
98*
99
00
01

Revenue (US$ million)

*Including the Polar Motor Group which became a joint venture in late 1998


57
36
21
26
51
97
98
99
00
01

Underlying Net Profit (US$ million)


99,663
131,817
160,962
168,550
165,545
97
98
99
00
01

Total Vehicle Sales* (units)

*Including associates and joint ventures

Jardine Motors Group achieved an underlying profit of US$51 million, the increase of 100% mainly due to the return to profitability of its UK operations. After non-recurring items of US$13 million, principally an impairment charge for a software investment and a provision for restructuring costs, a net profit of US$38 million was recorded, compared to a net loss of US$37 million in 2000. Revenue declined by 2% to US$2.5 billion following the disposal of loss-making dealerships in the United Kingdom.

In Hong Kong, the passenger car market contracted by 2% and Zung Fu saw lower margins on new car sales, but it was able to increase its market share. After-sales activities continued to make a strong contribution and cost control remained a priority. A positive contribution was also achieved in Mainland China, where the results benefited from volume growth in Southern Star, its Mercedes-Benz distribution joint venture, and improved results from Zung Fu's enhanced service network.

There was a reduced contribution from Tunas Ridean, the group's 30% Indonesian associate, while in India the group's joint venture continued to produce losses and a major restructuring of the business is being undertaken.

In the United Kingdom, margins improved in a passenger car market that reached record volumes. Against this background, Jardine Motors Group's new management team rationalised the dealership portfolio and returned the principal businesses to profitability. There was also a marked turn-around at the Polar Motor Group joint-venture with Ford. DaimlerChrysler, however, is reorganizing its Mercedes-Benz dealer network in the United Kingdom, and, while the group will remain a significant participant, a lower profit contribution is expected.

There was a reduced profit contribution from France, and in a transaction completed in early 2002 the group disposed of its interest in Cica, the French dealership operation. The group will retain an equity interest in Exlinea, which is engaged in e-commerce and related activities in France. In the United States the group achieved improved results, mainly attributable to an expansion of after-sales operations and lower interest costs.

Looking ahead, Jardine Motors Group will continue to refine its UK business by focusing on balance sheet efficiency and cost control, and positioning itself for the expected changes in the Block Exemption trading practices. In Hong Kong and Macau, profitability will be adversely affected by the new Mercedes-Benz distribution arrangements from mid-2002, while in Southern China further development of the service network will be undertaken.



- Substantial improvement in UK operations
- Improved market share but lower margins in Hong Kong
- Disposal of French dealership interests in 2002

Operating Review
Jardine Lloyd Thompson

Jardine Lloyd Thompson is a leading international provider of risk solutions and insurance services. The listed company combines specialist skills in the London insurance market with an international network.

- Revenue growth driven by the successful integration of acquisitions
- Group structure simplified into two business groups
- Hardening insurance markets increase demand for JLT's services



"JLT's unique market position, the quality of its people and its unrivalled client focus all underpin the group's success to date. We are very well positioned in the industry and are very confident about our future prospects."

Steve McGill, *Chief Executive*

	2001 (£m)	2000 (£m)	Change (%)
Turnover		287	22
Profit before tax, exceptional items and goodwill amortisation		71	18
Earnings per share before exceptional items (pence)		25.7	14

JARDINE LLOYD THOMPSON
Group plc

Turnover (£ million)



01
350
00
287
99
251
98
232
97
226

Profit Before Tax, Exceptional Items and Goodwill Amortisation (£ million)



01
84
00
71
99
64
98
59
97
51

Jardine Lloyd Thompson's turnover increased 22% to £350 million in 2001. Profit before tax, exceptional items and goodwill amortisation rose 18% to £84 million, based on UK accounting standards. This performance, which maintains and builds upon JLT's growth in recent years, benefited from the acquisitions in the United Kingdom in 2000 of Burke Ford and Abbey National Benefit Consultants and the strength of the company's traditional business within Risk Solutions, Corporate Risks and Services.

JLT's operational structure has been reorganized into two new business groups; Risk & Insurance Group, which comprises its worldwide insurance and reinsurance broking and local government activities; and Employee Benefits covering pension administration, outsourcing, employee benefits, consultancy and United States group marketing activities. The latter businesses have grown substantially, and JLT now has one of the United Kingdom's largest outsourced pensions administration operations.

Risk & Insurance Group revenue from continuing operations grew by 15% in 2001 to £272 million, reflecting organic growth and new business as demand for JLT's services increased in a harder market. The excellent 19% growth in revenue of Risk Solutions was due to a strong performance across the business, particularly from Casualty, Construction, Energy, Property, and Marine and Aviation Reinsurance. Elsewhere in this business group, good performances came from the United Kingdom and Ireland, Asia and Australia.

Employee Benefits revenue increased by some 79% in 2001 to £74 million, benefiting from the acquisition of Abbey National Benefit Consultants together with new business growth.

The insurance market in which JLT operates was already in a hardening cycle before the World Trade Center loss on 11th September, and there have since been substantial premium increases across almost all classes of insurance business. While new capital has been attracted to the insurance industry, it is not expected to be significant enough to restrain the anticipated upturn in pricing for at least the next two years. JLT's strong financial position and reputation for professionalism and innovation will allow the group to maintain sustainable organic growth and to capitalise on its unique market position in 2002.




235
211
148
128
146
97
98
99
00
01

Underlying Net Profit
(US$ million)


4.27
3.21
3.99
5.07
4.88
97
98
99
00
01

Net Assets per Share* (US$)

*Based on the market price of the company's holdings

Jardine Strategic

Jardine Strategic holds significant interests in Group companies and complements those holdings with smaller stakes in businesses with existing or potential links with the Group.

"In 2001 our businesses made good progress in the pursuit of their strategic aims, and the company's earnings per share benefited from share purchases and buy-backs in several Group companies. The company's policy of seeking genuine value for shareholders while maintaining sound finances should stand it in good stead in what promises to be another challenging year."

Henry Keswick, *Chairman*

- Underlying earnings per share up 44%
- Increased investment in Group company shares
- Debt profile enhanced by global bond issue

Against the background of a steadily deteriorating global economic environment and disappointing performances in the Asian economies in which Jardine Strategic's businesses primarily operate, the company did well to increase underlying earnings per share in 2001 by 44% to US¢22.00. The improvement reflects the benefits of larger interests in a number of Group companies.

Underlying profit in 2001 rose to US$146 million, compared to US$128 million in 2000. Hongkong Land's contribution to Jardine Strategic's results increased, due to the company's higher percentage holding, and Dairy Farm reported a much-improved result. Mixed performances in Jardine Matheson's directly held interests reduced its contribution. The unusually depressed markets in the wake of the terrorist attack impacted Mandarin Oriental's result, while a difficult year in Cycle & Carriage's traditional businesses was offset by a better performance from Astra International and the write-back of provisions.

The net asset value per share, based on the market price of Jardine Strategic's holdings at the year end, was US$4.88, a decrease of 4%.

Further purchases and buy-backs of shares in Group companies were made in 2001. Jardine Matheson's repurchase of its own shares increased Jardine Strategic's attributable interest to 51%. In turn, Jardine Matheson's interest in Jardine Strategic increased to 75%, in part due to share buy-backs by the company. Jardine Strategic's other interests have also risen, and it now holds 41% of Hongkong Land, 62% of Dairy Farm, 66% of Mandarin Oriental and 29% of Cycle & Carriage.

Advantage was taken of the decline in US dollar interest rates to enhance Jardine Strategic's debt profile and diversify its sources of debt financing. A US$300 million global ten-year bond was issued on excellent terms in November 2001. The company's portfolio of first class businesses with strong cash flows was an important factor in securing this favourable access to financial markets.

Edaran Otomobil Nasional, in which the Group holds a 19% interest, continued to perform well as the demand for the Proton car remained quite firm in 2001. Of its financial services interests, EON Bank is undergoing a restructuring which should result in a public listing. Jardine Strategic also has a 20% stake in Tata Industries, an investment vehicle of the Tata Group for new ventures in India with interests in the areas of telecommunications, property, financial services and auto-components.

	2001 (US$m)	2000 (US$m)	Change (%)
Underlying net profit	146	128	14
Underlying earnings per share (US¢)	22.00	15.28	44
Net assets per share* (US$)	4.88	5.07	(4)

*Based on the market price of the company's holdings



Dairy Farm, a listed company, is a leading food and drugstore retailer in the Asia-Pacific region. The group, together with its associates, operates some 2,200 outlets – principally supermarkets, hypermarkets, convenience stores, drugstores and restaurants.

	2001 (US$m)	2000 (US$m)	Change (%)
Sales from continuing operations	[illegible]	3,255	7
Underlying net profit	[illegible]	1	100+
Cash flows from operating activities	[illegible]	192	(18)


3,191
2,981
2,992
3,255
97
98
99
00
01

Sales from Continuing Operations (US$ million)


120
128
93
1
48
97
98
99
00
01

Underlying Net Profit (US$ million)


235
269
220
145
97
98
99
00
01

Capital Expenditure and Investments (gross) (US$ million)

Dairy Farm made significant progress in 2001 against a backdrop of poor economic conditions in most of its markets. A major problem was resolved through the disposal of its Australian business, and sustained developments in areas seen as profit drivers for the future were initiated. The group's sales from continuing activities of US$3,470 million were 7% ahead of 2000, with growth in all regions. Each of the group's regional businesses showed an improved performance, and its underlying profit of US$48 million, compared to US$1 million in the prior year, represented underlying earnings per share of US¢2.87.

Dairy Farm undertook a managed sell-down of Franklins in Australia as the most effective means of realising value from the limited options available. An assessment of Franklins' assets in 2000 had led to an impairment charge of US$129 million. During the course of the disposal programme a premium was achieved on the sale of the assets, yielding a net gain in 2001 of US$38 million.

Dairy Farm's balance sheet moved into a net cash position, due mainly to the proceeds from disposals, and the company proposes to repurchase up to 10% of its issued share capital by way of a tender offer. Such a proposal would still enable the group to maintain its active investment strategy.

Improved results were achieved in all businesses in North Asia with Mannings and 7-Eleven in Hong Kong and Wellcome Taiwan all increasing profits. Wellcome Hong Kong also made good progress, although much has still to be done before it reaches acceptable levels of profitability. The successful 72 store 7-Eleven network in neighbouring Guangdong is being expanded to 350 stores by 2005. The Maxim's restaurant joint-venture is expanding the Starbucks chain in Hong Kong, and will be extending it to Southern China.

Dairy Farm's focus in South Asia is on developing its Giant hypermarket format in Malaysia and Singapore, as well as introducing it into Indonesia and, subject to government approvals, India. During the year Dairy Farm was approached to sell its Woolworths supermarket operation in New Zealand, but after review, the decision was taken to retain and grow the business.

While the economic outlook is uncertain, Dairy Farm remains strong with sound retail businesses that are well positioned to succeed.

"2002 will be a difficult year in Asia, with many of the most important markets in which we operate experiencing economic weakness. While continuing our capital spending programme, we are keeping costs down and managing cash tightly."

Ronald J. Floto, *Group Chief Executive*

- Expansion in Southeast Asia
- Some recovery at Wellcome Hong Kong
- Managed sell-down at Franklins completed

Hongkong Land is a major listed group, with some 5 million sq. ft of prime commercial property in the heart of Hong Kong. The group also develops high quality property and infrastructure projects in Asia.

Hongkong Land

	2001 (US$m)	2000 (US$m)	Change (%)
Operating profit excluding non-recurring items	290	283	2
Underlying net profit	213	230	(7)
Net asset value per share (US$)	2.72	2.91	(7)

A weakening sentiment prevailed in the office market in Hong Kong in 2001, with the events in the United States in September accelerating the decline. The effect was mitigated in Central by a lack of supply, and occupancy in high quality buildings remained firm. Hongkong Land's net rental income was little changed as reversions were largely neutral, but higher levels of debt following share repurchases completed in January 2001 led to increased financing charges. Its underlying earnings fell by 7% to US$213 million, while underlying earnings per share reduced by 2% to US¢8.94.

The valuation of the group's investment property portfolio at the end of 2001 produced a deficit of US$600 million. Largely due to this deficit, shareholders' funds were reduced by 13% to US$6,048 million. The effect on net asset value per share was, however, mitigated by the group's action in December 2001 when it bought back a further 6.7% of its share capital at a cost of US$295 million. As a consequence the net asset value per share benefited by 3% and restricted the overall fall in the year to 7%.

The group took advantage of fine interest rates to enhance its debt profile with a US$600 million global bond issue. Its strong cash flow has proven its worth not only in assuring stability of earnings in challenging times but also in securing favourable access to financial markets.

Hongkong Land's core portfolio of prime assets will be strengthened by the completion in 2002 of Chater House at the heart of Hong Kong's Central district. The group is continuing to make strategic investments, focusing on high quality assets in the best locations. These include new developments, such as One Marina Boulevard in Singapore and a residential site at Central Park in Beijing, and refurbishments, of which a planned upgrade of the Alexandra House retail podium in Hong Kong is the latest example.

The outlook for Hongkong Land's core market is closely tied to the timing and strength of global economic recovery, especially in the United States. The current weakness in the Hong Kong property sector has, however, deterred investment in new supply so that when demand recovers Hongkong Land should see a positive response in values and rentals in its prime locations.

"Despite a very competitive market, occupancy in our core portfolio held up well, and we were able to secure important development opportunities in the commercial, residential and infrastructure sectors of our business."

Nicholas Sallnow-Smith, *Chief Executive*


Prince's Building


469
426
317
283
290
97
98
99
00
01

Operating Profit* (US$ million)

*Excluding non-recurring items


3.57
2.01
2.07
2.91
2.72
97
98
99
00
01

Net Asset Value per Share (US$)


8.35
8.02
7.20
5.93
5.63
97
98
99
00
01

Hong Kong Portfolio Average Office Rent (US$ per sq. ft per month)

- 8% decline in property values reflects weak rental market
- Occupancy in Hong Kong Central portfolio remains high
- Significant commercial site acquired in Singapore joint venture
- Debt profile enhanced by global bond issue

Mandarin Oriental is an international hotel investment and management group with a portfolio of 21 deluxe and first class hotels worldwide, including three under development. The listed company holds equity in most of its hotels, which include Mandarin Oriental, Hong Kong and The Oriental, Bangkok.

MANDARIN ORIENTAL
THE HOTEL GROUP SM

"The group's award-winning hotels and strong brand place us in an excellent position to benefit from a global recovery when it occurs."

Edouard Ettedgui, *Chief Executive Officer*

Mandarin Oriental faced significant challenges in 2001 when, in an already weakening trading environment, the events of 11th September prompted a dramatic fall in both leisure and corporate travel. The effect on Mandarin Oriental was particularly severe as the latter part of the year is traditionally the strongest for many of its hotels.

The company's consolidated profit before interest and tax for 2001 was US$41 million, a decrease of US$12 million from 2000. The decline, together with higher interest charges, resulted in a net profit of US$4 million, 76% down on the previous year. Shareholders' funds at the close of 2001 were US$890 million, down 9%, primarily due to a decline in value of the group's Hong Kong hotel properties.

Despite the poor trading environment, Mandarin Oriental remains committed to its long-term strategy of being one of the world's top luxury hotel groups with a target of 10,000 rooms under management. To achieve its goal the group is undertaking a programme of selective expansion in international destinations. In the last three years its portfolio has been increased from 12 to 18 properties, with 6,600 rooms, and three additional hotels under development. In New York the construction is progressing of the AOL Time Warner Center at the southwest corner of Central Park, which in 2003 will house the 251-room Mandarin Oriental, New York. The group has announced the development of a 400-room deluxe hotel in Washington D.C. to open in 2004, while, in Asia, Mandarin Oriental is to manage a new 171-room luxury hotel in Tokyo under a long-term lease upon its completion in 2006.

The quality of service upon which Mandarin Oriental's reputation is built was again recognized by a record number of international awards, both in individual hotels and for the group. 2002 will, however, be another challenging year with little to suggest a sustained turnaround in corporate or leisure travel in the near future, and initiatives will continue to be pursued to enable the group to manage effectively through the downturn.

- Second half results depressed by downturn in air travel
- Full year contribution from the Rafael group and the London hotel
- New York and Tokyo developments proceeding
- New hotel project in Washington D.C.


86
48
43
53
41
97
98
99
00
01

Profit Before Interest and Tax*
(US$ million)

*Excluding non-recurring items


282
134
108
74
97
98
99
00
01

Revenue per Available Room (US$)

- Mandarin Oriental Hyde Park, London
- Mandarin Oriental, Hong Kong
- The Oriental, Bangkok
- The Excelsior, Hong Kong



	2001 (US$m)	2000 (US$m)	Change (%)
Combined total revenue of hotels under management	[illegible]	473	12
Profit before interest and tax	[illegible]	53	(23)
Cash flows from operating activities	[illegible]	31	(56)

CYCLE & CARRIAGE

Cycle & Carriage is a leading Singapore-listed company with its principal interests in: motor vehicles; property investment and development; and a 32% strategic stake in Astra International, one of Indonesia's largest conglomerates.

	2001 (S$m)	2000 (S$m)	Change (%)
Revenue (including share of associates' revenue)		4,588	1
Net profit excluding exceptional items		173	(4)
Shareholders' funds		707	13

Cycle & Carriage's profit excluding exceptional items, under Singapore GAAP, decreased by 4% to S$166 million due to a significant decline from its traditional motor business, particularly in Singapore, which was partly offset by a substantial increase in contribution from its associate, Astra International, on an equity accounting basis. The net profit for the year was S$120 million, an increase of 20% over 2000.

Earnings from motor operations fell by 45% to S$65 million, with all major markets experiencing much weaker consumer demand in the second half of the year as economies slowed. In Singapore this position was compounded by the loss of the Mercedes-Benz distributorship from the beginning of the year.

The contribution from property was S$14 million excluding exceptional items, a decline of 15% due to the limited number of projects under development. MCL Land, in which Cycle & Carriage holds a 60% interest, recorded an operating profit of S$15 million, but made an additional provision of S$31 million in respect of foreseeable losses on its development properties.


01 4,641
00 4,588
99 2,855
98 2,393
97 3,027

Revenue* (S$ million)

*Including share of associates' revenue


01 166
00 173
99 98
98 107
97 171

Net Profit* (S$ million)

*Excluding exceptional items


01 3.36
00 3.02
99 5.36
98 5.03
97 5.90

Net Asset Value per Share (S$)

- Performance adversely impacted by declining consumer sentiment
- Loss of the Mercedes-Benz distribution rights in Singapore reduces earnings
- Substantial increase in contribution from Astra International

"The group's performance in 2002 will be lower in the light of the expected weakness in the Singapore motor operations, and Astra International's overall contribution will be dependant on the current low interest rates and the Rupiah exchange rate."

Philip Eng, *Group Managing Director*



Astra International, in which Cycle & Carriage has recently increased its stake to 32%, achieved an improved performance due to good consumer demand, particularly for motorcycles, and lower interest rates on its considerable debt. It contributed S$67 million to Cycle & Carriage's results after exchange losses and an investment writedown – an improvement over the S$29 million loss in the previous year. Improved cash flows and proceeds from disposals funded loan prepayments, but Astra International's exposure to debt, particularly foreign currency debt, remains significant.

Unlike in 2001, Cycle & Carriage's Singapore motor operations will not benefit from the importer margin on stocks carried over at the start of the year or the write-back of provisions, and revenues are likely to decline further in 2002. The motor operations elsewhere, however, are expected to produce reasonable performances despite the prevailing unsatisfactory market conditions. MCL Land will earn development profits from its recent property launches, but the sector is not expected to show any significant improvement overall. In Indonesia, Astra International should maintain its trading performance if consumer demand remains steady, but its level of contribution to Cycle & Carriage will be dependant upon interest rates and the value of the Rupiah.

People and the Community

People are the most important factor in Jardines' success. We aim to recruit, train and reward The Right People, not just any people, but The Right People.



Responsible Corporate Behaviour

The Group operates to strict ethical standards that are set out in its Code of Conduct. This Code requires that all Group businesses comply with all laws of general application, all rules and regulations that are industry specific and proper standards of business conduct.

The Code requires that all managers be fully aware of their obligations under the Code and establish procedures to ensure compliance at all levels within their organizations. Failure to comply with the Code is considered a serious matter.

In Support of our People

People are the most important factor in Jardines' success – people with energy and an enterprising spirit who can deliver sustained value to their companies.

To support our people, the Jardine Matheson Executive Development team offers a wide range of training programmes to all Group companies. A good example is the Director Development Initiative, which allows senior executives to experience relevant practices and interact with the leaders of some of the world's most successful and innovative companies.

Great importance is also placed on employees' career development. A new Human Resources initiative has enhanced the monitoring of executives' career aspirations on a consistent basis across the Group. The new format identifies the major strengths, development needs and potential of the executives concerned.

Awards Reflect Group Successes

The Group launched a new 'Pride in Performance' Award in December 2001. The award is designed to recognize and reward those teams that embody the Group values. By doing so, the Group hope to encourage the enterprising spirit that lies at the heart of Jardines' longevity.

There has also been significant external recognition in 2001. Group companies received over 200 international and local awards that demonstrated the high quality of the management and staff of the businesses.

These achievements have included numerous awards to Mandarin Oriental hotels; the accolade of Asia Insurance Broker of the Year for Jardine Lloyd Thompson; an intelligent building award for Hongkong Land; green construction and good people management awards for Gammon Skanska; Hong Kong Award for Services recognizing HACTL's innovation; a seventh consecutive win for Mannings in the Hong Kong Retail Management Association's Mystery Shopper Programme; awards for Jardine Restaurant's operations in Hong Kong, China, Hawaii and Taiwan, and Maxim's restaurants and products; IKEA being named as the Service Retailer of the Year; various recognitions for Cold Storage, Giant Hypermarket and Foodworld Supermarket under Dairy Farm; and industry awards for Jardine Logistics, Jardine Schindler and Jardine Airport Services.

Active Community Participation

The Jardine Matheson Group plays an active role in the wider communities in which our businesses operate and we are proud of the strong tradition of commitment of our people.

The Jardine Ambassadors programme brings together young executives from across the Group to participate in community work, while enabling them to develop their project and management skills. In 2001, the Ambassadors supported the construction of a primary school in Yi Liang County, Yunnan Province of Mainland China and arranged a series of fund raising events, including the annual Walk Up Jardine House. Environmental protection is a current theme, and through Green Day, an event organized in conjunction with the Community Chest of Hong Kong, public awareness on environmental protection issues was promoted. The Ambassadors' 'Jardines Cares' programme continued to play an active role in patient support in a number of Hong Kong's hospitals, and in 2001 focused on helping the mentally ill. From 2002 an increased focus for the Group's philanthropy activities and the work of the Jardine Ambassadors will be introduced. The area of mental health is seen as one where a group such as Jardine Matheson can make a difference, and ways in which we can help are being actively reviewed. More information on the Ambassadors' work can be found on *www.jardine-ambassadors.com.*

Elsewhere, the commitment has been full and varied. In the United Kingdom, Jardine Lloyd Thompson's 950-mile marathon cycle ride raised funds for the British Heart Foundation and the Ray Castle Lung Cancer Foundation; in China, Pizza Hut has donated computer equipment to a minority primary school in Guangzhou; Giant Hypermarket in Malaysia was a co-sponsor of a charity walk which raised funds to buy ambulances for the Johor Red Crescent Society; in Singapore, Cycle & Carriage donations were made to enable care service centres to purchase new modified passenger vans to transport the elderly.

Many individuals in the Group serve on external management boards, professional and regulatory bodies and advisory groups, and provide insight, expertise and knowledge. These activities are encouraged, as we believe that they contribute to the development of the societies in which we work and the business sectors in which we operate.

The Jardine Foundation

In 2001, a further five students were supported in their studies at university in the United Kingdom when they received scholarships from the Jardine Foundation. The Foundation was established in 1982 and has now granted awards to 77 students to study at Oxford and Cambridge Universities. Scholars are chosen for their academic ability and potential, leadership qualities and community participation. This year's scholars come from Hong Kong, Singapore and Malaysia. For more information on the Foundation, please visit *www.jardine-foundation.com.*



Computer equipment donated by Pizza Hut Guangzhou to a minority primary school.



Mannings won the Hong Kong Retail Management Association's Mystery Shopper Programme Leader Award.



The Jardine Foundation aims to assist scholars who have the potential to become outstanding citizens with a high commitment to the community.

Presentation of Financial Information

The Group's financial statements are prepared under International Accounting Standards ('IAS') which, following recent changes, no longer permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements. The figures included in this review are based on the supplementary financial information unless otherwise stated.

Accounting Policies

In 2001, the Group implemented IAS 39 – Financial Instruments: Recognition and Measurement, and IAS 40 – Investment Property. In accordance with IAS 39, non-current investments and derivatives are recognized on the balance sheet at fair value. Unrealised gains and losses arising from changes in the fair value of non-current investments are taken to reserves until realised. IAS 40 requires changes in fair values of investment properties to be recorded in the profit and loss account instead of taken directly to property revaluation reserves.

Results

Underlying earnings per share increased 50% to US¢47.97 reflecting a 5% increase in underlying profit, and the full year impact of the repurchase of own shares in 2000 and the purchase of a further 2% during the year. The overall result was negatively impacted by a deficit on the revaluation of investment properties in Hongkong Land which, as described above, is required to be charged to the profit and loss account, and the write-off of the brought forward balance of goodwill arising on the acquisition of Astra International by Cycle & Carriage.

Underlying operating profit increased by 25%, mainly due to a significantly improved

Summarised Cash Flow

	2001 US$m	2000 US$m
Operating cash flow of subsidiary undertakings	157	221
Dividends from associates and joint ventures	200	210
Operating activities	357	431
Capital expenditure and investments	(124)	(622)
Cash flow before financing	233	(191)

performance by Dairy Farm. The Group's share of the underlying results of associates and joint-ventures increased by 11% due mainly to an improved performance by Jardine Motors Group's associates.

The underlying effective tax rate for the year was 30% compared with 29% in 2000.

On an IAS basis, the net profit for the year was US$115 million and underlying earnings per share was US¢44.46.

Dividends

The Board is recommending an unchanged final dividend of US¢18.70 per share giving total dividends of US¢26.50 per share for the year. The dividends are payable in cash with a scrip alternative.

Cash Flow

Cash flow from operating activities for the year was an inflow of US$357 million, a reduction of US$74 million on the previous year mainly due to higher net financing charges. Capital expenditure for the year before disposals amounted to US$388 million and included US$209 million for the purchase of tangible assets of which US$127 million related to Dairy Farm. The Group invested US$143 million in increasing its shareholdings in Group companies. The sale of Jardine Securicor, Franklins, Sims Trading, Housing Development Finance Corporation and Jardine Strategic's interest in J.P. Morgan Chase improved cash flow by US$493 million which was partially offset by the deconsolidation of the cash balances held by Matheson Bank on its disposal.

During the year, the Company repurchased some 2% of its own shares through market transactions at a cost of US$88 million.

Asset Valuation

As described above, the Group's share of the deficit arising from the annual professional revaluation of investment properties in Hongkong Land amounted to US$185 million and has been charged to the consolidated profit and loss account. The Group's other properties were also revalued at the year end resulting in a net deficit of US$44 million, principally relating to Mandarin Oriental's hotels in Hong Kong, which was taken directly to reserves.

The value of the Group's other investments were restated at fair value at the beginning of the year in accordance with IAS 39 giving an attributable surplus of US$159 million which was reversed on revaluation of the investments at the year end.

Audit Committee

The Audit Committee comprises Simon Keswick (Chairman), R.C. Kwok and C.G.R. Leach.

The Audit Committee receives reports from the external auditors, reviews issues raised with regard to the interim and annual financial statements and receives regular reports from the internal audit department. The Committee reviews the operation and effectiveness of the Group's internal controls and procedures. Jardine Matheson executive directors and representatives of the internal and external auditors attend the Committee meetings by invitation.

Risk Management and Treasury Activities

The Group manages its exposure to financial risk using a variety of techniques and instruments. The main objectives are to limit exchange and interest rate risks and to provide a degree of certainty about costs. In those businesses with significant net debt, measures are taken to fix the rate of interest paid on a proportion of their borrowings. In respect of overseas acquisitions or expansion, borrowings may be taken in the local currency in order to partially hedge the foreign currency exposure on the investment. The investment of the Group's cash resources is managed so as to minimise risk whilst seeking to enhance yield.



Net Debt and Capital Employed
(US$ million)
8,000
6,000
4,000
2,000
0
97
98
99
00
01
Net debt
Capital employed

In the course of these activities, the Group enters into derivative financial instruments. However, its treasury functions are specifically prohibited from undertaking transactions unrelated to underlying financial exposures.

Funding

In November 2001, Jardine Strategic issued US$300 million 6.375% guaranteed bonds. The net proceeds were used to refinance and extend the maturity of existing borrowings and for general corporate purposes.

At the year end, undrawn committed facilities exceeded US$1,500 million. In addition, the Group had available liquid funds in excess of US$900 million. Overall net borrowings decreased by US$295 million to US$1,648 million, representing 37% of capital employed which compared with 40% in the previous year.

Norman Lyle
Group Finance Director

27th February 2002

Henry Keswick
CHAIRMAN

Mr. Henry Keswick joined the Group in 1961 and has been a Director of its holding company since 1967. He is chairman of Matheson & Co. and Jardine Strategic, and a director of Dairy Farm, Hongkong Land and Mandarin Oriental. He is also vice chairman of the Hong Kong Association.

Percy Weatherall
MANAGING DIRECTOR

Mr. Weatherall joined the Board in 1999 and was appointed as Managing Director in 2000. He has been with the Group since 1976 during which time he has held several senior executive positions, most recently the chief executive officer of Hongkong Land. He is chairman of Jardine Matheson Ltd, and managing director of Dairy Farm, Hongkong Land, Jardine Strategic and Mandarin Oriental.

Brian Keelan
GROUP STRATEGY DIRECTOR

Mr. Keelan joined the Board in May 2001. He had worked for the preceding 25 years as an investment banker in London and New York, the last 12 years at UBS Warburg where he was a board member and managing director of corporate finance. He is also a director of Jardine Matheson Ltd, Dairy Farm, Hongkong Land, Jardine Strategic and Mandarin Oriental. Mr. Keelan is chairman of the City Disputes Panel in London, of which he has been a director since 1994.

Norman Lyle
GROUP FINANCE DIRECTOR

Mr. Lyle is a Chartered Management Accountant and joined the Board in 1997. He was formerly the general manager, finance of Zeneca Group. He is a director of Jardine Matheson Ltd, Dairy Farm and Jardine Strategic.

A.J.L. Nightingale
CHAIRMAN OF JARDINE PACIFIC AND JARDINE MOTORS GROUP

Mr. Nightingale joined the Board in 1994. He has been with the Group since 1969. He is chairman of Jardine Pacific and executive chairman of Jardine Motors Group, and a director of Jardine Matheson Ltd, Cycle & Carriage, Cycle & Carriage Bintang, Edaran Otomobil Nasional, Hap Seng Consolidated and MCL Land. He is also a commissioner of Astra International and the deputy chairman of the Hong Kong General Chamber of Commerce.

James Watkins
GROUP GENERAL COUNSEL

Mr. Watkins joined the Board in 1997. He was previously a group legal director based in the United Kingdom, prior to which he was a partner of Linklaters & Paines. Mr. Watkins is a director of Jardine Matheson Ltd, Dairy Farm and Mandarin Oriental.

George Ho OBE

Mr. Ho joined the Board of the Group's holding company in 1981. He is the honorary chairman of Hong Kong Commercial Broadcasting Co., chairman of H.C.B.C. Enterprises, and a director of Hongkong Land, ABC Communications (Holdings) and The Bank of East Asia.

Simon Keswick*

Mr. Simon Keswick joined the Group in 1962 and has been a Director of its holding company since 1973. He is a director of Matheson & Co., chairman of Dairy Farm, Hongkong Land and Mandarin Oriental, and a director of Jardine Lloyd Thompson and Jardine Strategic. He is also a director of Hanson and chairman of The Fleming Mercantile Investment Trust.

R.C. Kwok*

Mr. Kwok was appointed a Director of the Group's holding company in 1972. He is a Chartered Accountant and joined the Group in 1964. He is a director of Jardine Matheson Ltd, Dairy Farm, Hongkong Land, Jardine Strategic, Mandarin Oriental and SIIC Medical Science and Technology (Group).

C.G.R. Leach*

Mr. Leach joined the Board in 1984 after a career in banking and merchant banking. He is a director of Matheson & Co., deputy chairman of Jardine Lloyd Thompson, and a director of Dairy Farm, Hongkong Land, Jardine Strategic and Mandarin Oriental. He is also a trustee of the British Library.

Dr Richard Lee

Dr Lee joined the Board in 1999. Dr Lee's principal business interests are in the manufacturing of textiles and apparel in Southeast Asia, and he is the chairman of TAL Apparel. He is also a director of Mandarin Oriental.

*Member of the Audit Committee

Company Secretary and Registered Office

C.H. Wilken
Jardine House, 33-35 Reid Street
Hamilton
Bermuda

Consolidated Profit and Loss Account

for the year ended 31st December 2001

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS 2001 US$m	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties* 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties* 2000 US$m
10,362	9,413	1	Revenue	9,413	10,362
(7,820)	(7,079)		Cost of sales	(7,077)	(7,819)
2,542	2,334		Gross profit	2,336	2,543
138	172		Other operating income	172	130
(1,829)	(1,654)		Selling and distribution costs	(1,654)	(1,829)
(611)	(557)		Administration expenses	(557)	(611)
(112)	(91)		Other operating expenses	(92)	(137)
(129)	–	2	Impairment of assets in Dairy Farm	–	(129)
–	38	3	Net gain on disposal of Franklins' assets in Dairy Farm	38	–
834	–	4	Profit on sale of Robert Fleming	–	834
833	242	5	Operating profit	243	801
(106)	(161)	6	Net financing charges	(161)	(106)
338	224		Share of operating profit less net financing charges of associates and joint ventures	261	304
–	(88)	7	Impairment of assets in Cycle & Carriage	(88)	–
–	–		Fair value (losses)/gains on investment properties in Hongkong Land	(246)	748
338	136	8	Share of results of associates and joint ventures	(73)	1,052
1,065	217		Profit before tax	9	1,747
(113)	(101)	9	Tax	(103)	(111)
952	116		Profit/(loss) after tax	(94)	1,636
(19)	(1)		Outside interests	52	(194)
933	115	31	Net profit/(loss)	(42)	1,442
USc	USc			USc	USc
		10	Earnings/(loss) per share		
168.57	29.79		– basic	(10.72)	260.44
168.05	29.56		– diluted	(10.64)	259.64
		10	Underlying earnings per share		
30.13	44.46		– basic	47.97	31.95
30.04	44.13		– diluted	47.62	31.86

*The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 36.

Consolidated Balance Sheet

at 31st December 2001

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS 2001 US$m	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties* 2001 US$m	2000 US$m
			Net operating assets		
51	**13**	*11*	Goodwill	**13**	51
1,618	**1,392**	*12*	Tangible assets	**2,141**	2,435
19	**13**	*13*	Investment properties	**163**	176
432	**440**	*14*	Leasehold land payments	**–**	–
2,055	**1,955**	*15*	Associates and joint ventures	**3,117**	3,404
976	**868**	*16*	Other investments	**868**	976
31	**26**	*17*	Deferred tax assets	**26**	31
86	**90**	*18*	Pension assets	**90**	86
–	**2**	*19*	Other non-current assets	**2**	–
5,268	**4,799**		Non-current assets	**6,420**	7,159
972	**768**	*20*	Stocks and work in progress	**768**	972
812	**640**	*21*	Debtors and prepayments	**640**	812
1,376	**959**	*22*	Bank balances and other liquid funds	**959**	1,376
3,160	**2,367**		Current assets	**2,367**	3,160
(2,129)	**(1,625)**	*23*	Creditors and accruals	**(1,625)**	(2,129)
(384)	**(434)**	*24*	Borrowings	**(434)**	(384)
(33)	**(31)**		Current tax liabilities	**(31)**	(33)
(42)	**(35)**	*25*	Provisions	**(35)**	(42)
(2,588)	**(2,125)**		Current liabilities	**(2,125)**	(2,588)
572	**242**		Net current assets	**242**	572
(2,742)	**(2,136)**	*24*	Long-term borrowings	**(2,136)**	(2,742)
(70)	**(59)**	*17*	Deferred tax liabilities	**(66)**	(76)
(13)	**(14)**	*18*	Pension liabilities	**(14)**	(13)
(81)	**(45)**	*26*	Other non-current liabilities	**(45)**	(81)
2,934	**2,787**			**4,401**	4,819
			Capital employed		
156	**153**	*28*	Share capital	**153**	156
–	**–**	*30*	Share premium	**–**	–
2,619	**2,515**	*31*	Revenue and other reserves	**3,501**	3,802
(630)	**(641)**	*33*	Own shares held	**(641)**	(630)
2,145	**2,027**		Shareholders' funds	**3,013**	3,328
789	**760**	*34*	Outside interests	**1,388**	1,491
2,934	**2,787**			**4,401**	4,819

*The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 36.

Percy Weatherall
Norman Lyle
Directors

27th February 2002

Consolidated Statement of Changes in Shareholders' Funds

for the year ended 31st December 2001

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS 2001 US$m	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties* 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties* 2000 US$m
			At 1st January		
3,106	**3,328**		– as previously reported	**3,328**	3,106
(639)	**(1,183)**		– effect of adopting IAS 40 and consequential changes	**–**	–
2,467	**2,145**			**3,328**	3,106
–	**141**		– effect of adopting IAS 39	**141**	–
2,467	**2,286**		– as restated	**3,469**	3,106
			Revaluation of properties		
6	**(4)**	*31*	– net revaluation (deficit)/surplus	**(44)**	45
(1)	**1**	*31*	– deferred tax	**1**	(1)
			Revaluation of other investments		
–	**(159)**	*31*	– fair value losses	**(159)**	–
–	**(9)**	*31*	– transfer to consolidated profit and loss account on disposal	**(9)**	–
			Net exchange translation differences		
(82)	**(43)**	*31*	– amount arising in year	**(43)**	(86)
55	**15**	*31*	– transfer to consolidated profit and loss account on disposal of businesses	**15**	55
			Cash flow hedges		
–	**(14)**	*31*	– fair value losses	**(14)**	–
–	**9**	*31*	– transfer to consolidated profit and loss account	**9**	–
–	**(1)**	*31*	– recognized in stocks and work in progress	**(1)**	–
–	**1**	*31*	– deferred tax	**1**	–
2	**–**	*31*	Other	**–**	2
(20)	**(204)**		Net (losses)/gains not recognized in consolidated profit and loss account	**(244)**	15
933	**115**		Net profit/(loss)	**(42)**	1,442
(137)	**(103)**	*32*	Dividends	**(103)**	(137)
2	**2**	*29*	Exercise of share options	**2**	2
104	**28**	*32*	Scrip issued in lieu of dividends	**28**	104
(1,065)	**(88)**	*28*	Repurchase of shares	**(88)**	(1,065)
2	**2**	*31*	Change in attributable interests	**2**	2
(141)	**(11)**		Increase in own shares held	**(11)**	(141)
2,145	**2,027**		At 31st December	**3,013**	3,328

*The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 36.

Consolidated Cash Flow Statement

for the year ended 31st December 2001

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS 2001 US$m	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties* 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties* 2000 US$m
			Operating activities		
833	242		Operating profit	243	801
244	202	35(a)	Depreciation and amortisation	200	243
(726)	(86)	35(b)	Other non-cash items	(85)	(693)
3	(2)	35(c)	(Increase)/decrease in working capital	(2)	3
69	37		Interest received	37	69
(160)	(187)		Interest and other financing charges paid	(187)	(160)
(42)	(49)		Tax paid	(49)	(42)
221	157			157	221
210	200		Dividends from associates and joint ventures	200	210
431	357		Cash flows from operating activities	357	431
			Investing activities		
(1,010)	(67)	35(d)	Purchase of subsidiary undertakings	(67)	(1,010)
(92)	(91)	35(e)	Purchase of associates and joint ventures	(91)	(92)
(18)	(21)		Purchase of other investments	(21)	(18)
(319)	(208)		Purchase of tangible assets	(209)	(319)
–	(1)		Leasehold land payments	–	–
35	(232)	35(f)	Sale of subsidiary undertakings	(232)	35
749	30	35(g)	Sale of associates and joint ventures	30	749
4	198	35(h)	Sale of other investments	198	4
28	51		Sale of tangible assets	51	28
1	–		Sale of investment properties	–	1
–	217		Disposal of Franklins' assets in Dairy Farm	217	–
(622)	(124)		Cash flows from investing activities	(124)	(622)
			Financing activities		
2	2		Issue of shares	2	2
(992)	(88)		Repurchase of shares	(88)	(992)
17	6		Capital contribution from outside shareholders	6	17
4,074	6,238		Drawdown of borrowings	6,238	4,074
(2,922)	(6,687)		Repayment of borrowings	(6,687)	(2,922)
(79)	(53)		Dividends paid by the Company	(53)	(79)
(104)	(44)		Dividends paid to outside shareholders	(44)	(104)
(4)	(626)		Cash flows from financing activities	(626)	(4)
(35)	(16)		Effect of exchange rate changes	(16)	(35)
(230)	(409)		Net decrease in cash and cash equivalents	(409)	(230)
1,548	1,318		Cash and cash equivalents at 1st January	1,318	1,548
1,318	909	35(i)	Cash and cash equivalents at 31st December	909	1,318

*The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 36.

Basis of Preparation

The financial statements have been prepared in accordance with International Accounting Standards ('IAS'). The Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements.

(a) Financial statements prepared in accordance with IAS

The financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

In 2001, the Group adopted IAS 39 – Financial Instruments: Recognition and Measurement. The effects of adopting IAS 39 are summarised in the consolidated statement of changes in shareholders' funds and further information is disclosed in the accounting policies on investments and derivative financial instruments.

In addition, the Group adopted IAS 40 – Investment Property. IAS 40 clarified that leasehold interests in land should not be shown at valuation and instead should be shown at amortised cost. These effects are summarised in the consolidated statement of changes in shareholders' funds and further information is disclosed in the accounting policies on tangible fixed assets and investment properties.

In view of the international nature of the Group's operations, the amounts shown in the financial statements are presented in United States Dollars.

The Group's reportable segments are set out in note 1 and are described on page 4 and pages 8 to 25.

(b) Financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties

In prior years the Group reflected the fair value of leasehold properties in its financial statements. As mentioned above, changes in IAS, which came into effect during 2001, no longer permit the valuation of leasehold interests in land. As a result, the Group is required to account for leasehold land in respect of investment and other properties at amortised cost in order to comply with IAS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 32 to 35 and page 48 prepared in accordance with IAS as modified by the revaluation of leasehold properties. In accordance with IAS 40, changes in fair values of investment properties which were previously taken directly to property revaluation reserves are recorded in the consolidated profit and loss account. Leasehold properties which are investment properties are stated at open market value determined annually by independent valuers. Other leasehold properties are stated at open market value which is determined every three years by independent valuers and reviewed by the Directors in the intervening years.

Basis of Consolidation

(a) The consolidated financial statements include the financial statements of the Company, its subsidiary undertakings and, on the basis set out in (b) below, its associates and joint ventures. Subsidiary undertakings are companies over which the Company has control. Control is the power to govern the financial and operating policies of the company so as to obtain benefits from its activities. The results of subsidiary undertakings, associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively.

All material intercompany transactions, balances and unrealised surpluses and deficits on transactions between Group companies have been eliminated. The cost of and related income arising from shares held in the Company by subsidiary undertakings are eliminated from shareholders' funds and outside interests, and profit respectively.

(b) Associates are companies, not being subsidiary undertakings, over which the Group exercises significant influence. Joint ventures are entities which the Group jointly controls with one or more other venturers. Associates and joint ventures are included on the equity basis of accounting.

(c) Outside interests represent the proportion of the results and net assets of subsidiary undertakings and their associates and joint ventures not attributable to the Group.

(d) The results of companies other than subsidiary undertakings, associates and joint ventures are included only to the extent of dividends received.

Foreign Currencies

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates.

Assets and liabilities of subsidiary undertakings, associates and joint ventures, together with all other monetary assets and liabilities expressed in foreign currencies are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign subsidiary undertakings, associates and joint ventures and of financial instruments which are designated as and are hedges of such investments, are taken directly to exchange reserves. On the disposal of these investments, such exchange differences are recognized in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

Goodwill

Goodwill represents the difference between the cost of an acquisition and the fair value of the Group's share of the net assets of the acquired subsidiary undertaking, associate or joint venture at the effective date of acquisition. Goodwill on acquisitions occurring on or after 1st January 1995 is reported in the balance sheet as a separate asset or included within associates and joint ventures, and is amortised using the straight line method over its estimated useful life which is generally between 5 and 20 years. Goodwill on acquisitions which occurred prior to 1st January 1995 was taken directly to reserves. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

The profit or loss on disposal of subsidiary undertakings, associates and joint ventures is calculated by reference to the net assets at the date of disposal including the attributable amount of goodwill which remains unamortised but does not include any attributable goodwill previously eliminated against reserves.

Gains or losses arising from dilution of the Group's interest in subsidiary undertakings, associates and joint ventures, in circumstances where the Group took no action to maintain its holding, are recorded as a change in attributable interest in reserves. Such passive dilutions principally arise on the exercise of share options.

Tangible Fixed Assets and Depreciation

Freehold land and buildings, and the building component of owner-occupied leasehold properties are stated at valuation. Independent valuations are performed every three years on an open market basis and, in the case of the building component of leasehold properties, on the basis of depreciated replacement cost. Depreciated replacement cost is used as open market value cannot be reliably allocated to the building component. In the intervening years the Directors review the carrying values and adjustment is made where there has been a material change. Revaluation surpluses and deficits are dealt with in property revaluation reserves except for movements on individual properties below depreciated cost which are dealt with in the consolidated profit and loss account. Previously the Group reflected all leasehold properties including land at valuation. Changes in IAS, which came into effect during 2001, no longer permit the valuation of leasehold interests in land. Accordingly the Group accounts for leasehold land as operating leases at amortised cost. The effect of this change has been to increase net profit for the year ended 31st December 2000 by US$9 million, and to decrease shareholders' funds at 1st January 2000 and 2001 by US$127 million and US$157 million respectively. Other tangible fixed assets are stated at cost less amounts provided for depreciation.

Depreciation is calculated on the straight line basis at annual rates estimated to write off the cost or valuation of each asset over its estimated life. The principal rates in use are as follows:

Buildings	3 – $6^2/_3$%
Leasehold improvements	over period of the lease
Plant and machinery	10 – $33^1/_3$%
Furniture, equipment and motor vehicles	10 – $33^1/_3$%

No depreciation is provided on freehold land as it is deemed to have an indefinite life. In respect of hotel properties, it is the Group's practice to maintain the properties in a continual state of sound repair, such that their value is not diminished by the passage of time. Accordingly, the Directors consider that the lives of these properties are sufficiently long and their residual values are sufficiently high that their depreciation is insignificant. The cost of maintenance and repairs of the hotel properties is charged to the consolidated profit and loss account as incurred and the cost of significant improvements is capitalised.

Where the carrying amount of a tangible fixed asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

The profit or loss on disposal of tangible fixed assets is recognized by reference to their carrying amount.

Investment Properties

Investment properties are properties held for long-term rental yields. Investment properties are carried at fair value, representing open market value determined annually by independent valuers. Changes in IAS as described above no longer permit the valuation of leasehold interest in land. In addition, as a result of an inability to estimate reliably the element of leasehold property values attributable to the building component, leasehold buildings which are investment properties are carried at depreciated cost. In accordance with IAS 40 – Investment Property, changes in fair values of investment properties are recorded in the consolidated profit and loss account. Previously the Group had recorded changes in fair values of investment properties in property revaluation reserves. The effect of these changes have been to decrease net profit for the year ended 31st December 2000 by US$7 million and to decrease shareholders' funds at 1st January 2000 and 1st January 2001 by US$512 million and US$1,026 million respectively. The amounts included in property revaluation reserves related to investment properties at 1st January 2000 and 2001 have been transferred to revenue reserves.

Investments

(a) Other non-current investments which are available for sale are shown at fair value. Gains and losses arising from changes in the fair value of non-current investments are dealt with in reserves. On the disposal of a non-current investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognized in reserves is included in the consolidated profit and loss account. This is a change in accounting policy as in previous years non-current investments were shown at cost less amounts provided. The effect of this change in policy has been to increase shareholders' funds at 1st January 2001 by US$159 million.

(b) Liquid investments which are readily convertible to known amounts of cash are included in bank balances and other liquid funds and are stated at market value. Increases or decreases in market value are dealt with in the consolidated profit and loss account.

(c) All purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the investment.

Operating Leases

(a) Leasehold land payments are up-front payments to acquire long-term interests in property. These payments are stated at cost and are amortised over the period of the lease. In previous years, long-term leasehold interests were recognized as tangible fixed assets and were stated at valuation.

(b) Payments made under other operating leases are charged to the consolidated profit and loss account on a straight line basis over the period of the lease. When a lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the year in which termination takes place.

Stocks and Work in Progress

Stocks which principally comprise goods held for resale are stated at the lower of cost and net realisable value. Cost is determined by the first-in, first-out method. Contract work in progress is valued at cost plus an appropriate proportion of profit, established by reference to the percentage of completion, and after deducting progress payments and provisions for foreseeable losses.

Debtors

Trade debtors are carried at anticipated realisable value. An estimate is made for doubtful debts based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise deposits with banks and financial institutions, bank and cash balances, and liquid investments, net of bank overdrafts. In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

Provisions

Provisions are recognized when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations, and a reliable estimate of the amount of the obligations can be made.

Borrowings and Borrowing Costs

Borrowings are initially stated at the amount of the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method.

On issue of convertible bonds, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is included in long-term borrowings on the amortised cost basis until extinguished on conversion or maturity of the bond. The remainder of the proceeds is allocated to the conversion option which is recognized and included in shareholders' funds or non-current liabilities, as appropriate. Any conversion option component included in non-current liabilities is shown at fair value. This is a change in accounting policy as in the previous year the conversion option was shown at cost. The effect of this change in policy has been to decrease shareholders' funds at 1st January 2001 by US$8 million.

Borrowing costs relating to major development projects are capitalised until the asset is substantially completed. Capitalised borrowing costs are included as part of the cost of the asset. All other borrowing costs are expensed as incurred.

Deferred Tax

Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values.

Provision for deferred tax is made on the revaluation of certain non-current assets and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Provision for withholding tax which could arise on the remittance of retained earnings relating to subsidiary undertakings is only made where there is a current intention to remit such earnings. Deferred tax assets relating to carry forward of unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

Pension Obligations

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held in trustee administered funds.

Pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account spreading the regular cost over the service lives of employees in accordance with the advice of qualified actuaries, who carry out a full valuation of major plans every year. The pension obligations are measured as the present value of the estimated future cash outflows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognized in the consolidated profit and loss account over the average remaining service lives of employees.

The Group's total contributions relating to the defined contribution plans are charged to the consolidated profit and loss account in the year to which they relate.

Derivative Financial Instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognized in the balance sheet at cost on the trade date and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge), a hedge of a forecasted transaction or of a firm commitment (cash flow hedge) or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in hedging reserves. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in hedging reserves are transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserves are transferred to the consolidated profit and loss account and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the consolidated profit and loss account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserves at that time remains in the hedging reserves until the committed or forecasted transaction occurs. At that time the cumulative gain or loss is transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability, or recognized in the consolidated profit and loss account, as appropriate. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserves is immediately transferred to the consolidated profit and loss account.

Hedges of net investments in foreign entities are accounted for on a similar basis to that used for cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in exchange reserves; the gain or loss relating to any ineffective portion is recognized immediately in the consolidated profit and loss account. However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on the translation of the instrument that hedges such an investment (including any ineffective portion of the hedge) are recognized in exchange reserves.

This is a change in accounting policy as in previous years derivative financial instruments were recognized in the balance sheet to the extent of premiums paid or received on options. The effect of this change has been to decrease shareholders' funds at 1st January 2001 by US$10 million.

Dividends

Dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date.

Scrip dividends are accounted for as a bonus issue. The nominal amount of the ordinary shares issued as a result of election for scrip is capitalised out of the share premium account or other reserves, as appropriate.

Revenue

Revenue consists of gross inflow of economic benefits associated with a transaction. Revenue from the sale of goods is recognized when significant risks and rewards of ownership of the goods have been transferred to customers, and revenue from the rendering of services is recognized when services are performed, provided that the amount can be measured reliably.

Pre-operating Costs

Pre-operating costs are expensed as they are incurred.

prepared in accordance with IAS

1 Revenue

	2001 US$m	2000 US$m
By business:		
Jardine Pacific	**1,749**	1,794
Jardine Motors Group	**2,507**	2,550
Dairy Farm	**4,924**	5,733
Mandarin Oriental	**228**	227
Other activities	**5**	58
	9,413	10,362
By geographical location of customers:		
Australasia	**2,091**	2,987
Continental Europe	**605**	556
Hong Kong and Mainland China	**3,116**	3,208
North America	**567**	528
Northeast Asia	**501**	516
Southeast Asia	**1,181**	1,073
United Kingdom	**1,352**	1,494
	9,413	10,362

The Group is grouped into seven core companies as described on page 4 and accordingly its primary segment reporting format is business segments with secondary segment information reported geographically.

Jardine Pacific includes a number of business segments. Each business segment contributes less than 10% of the Group's revenue, segment results or assets.

Continental Europe is principally France. Northeast Asia includes Japan and Taiwan. Southeast Asia includes all other countries in Asia.

Revenue consists primarily of the sale of goods.

2 Impairment of Assets in Dairy Farm

In view of the poor trading conditions in Australia, the Directors reviewed the carrying value of Dairy Farm's assets associated with Australia at 31st December 2000 and concluded that it was appropriate to make an impairment write down against certain assets. As a result, impairment losses were recorded in 2000 against goodwill of US$14 million and against tangible assets of US$115 million. The loss attributable to the Group, after tax and outside interests, amounted to US$51 million.

3 Net Gain on Disposal of Franklins' Assets in Dairy Farm

During the year, Dairy Farm completed the managed sell-down of the Franklins business in Australia. The transaction realised proceeds net of closure and related costs of US$217 million. The profit attributable to the Group, after tax and outside interests, amounted to US$22 million.

The results before impairment of assets *(refer note 2)* and net cash flows of this discontinuing operation during the year are summarised below:

	2001 US$m	2000 US$m
Revenue	**1,423**	2,304
Cost of sales	**(1,095)**	(1,751)
Gross profit	**328**	553
Net operating expenses	**(371)**	(608)
Operating loss	**(43)**	(55)
Net financing charges	**(10)**	(17)
Share of results of associates and joint ventures	**–**	(1)
Loss before tax	**(53)**	(73)
Tax	**–**	2
Loss after tax	**(53)**	(71)
Cash flows from operating activities	**(73)**	(6)
Cash flows from investing activities	**(12)**	(45)
Cash flows from financing activities	**37**	52
Net cash flows	**(48)**	1

4 Profit on Sale of Robert Fleming

In August 2000, the Group disposed of its interests in Robert Fleming for a total consideration of US$1,215 million of which US$649 million was settled in cash and US$566 million in shares of common stock of the Chase Manhattan Corporation (subsequently renamed J.P. Morgan Chase). The profit attributable to the Group, after tax and outside interests, amounted to US$767 million of which US$631 million arose in the Company and US$136 million related to the interests held by Jardine Strategic.

5 Operating Profit

	2001 US$m	2000 US$m
By business:		
Jardine Pacific	40	86
Jardine Motors Group	66	22
Dairy Farm	54	23
Mandarin Oriental	30	40
	190	171
Impairment of assets in Dairy Farm	–	(129)
Discontinuing operation – Franklins in Dairy Farm	(43)	(55)
Net gain on disposal of Franklins' assets in Dairy Farm	38	–
Profit on sale of Robert Fleming	–	834
Corporate and other interests	57	12
	242	833
The following items have been charged/(credited) in arriving at operating profit:		
Amortisation of goodwill on acquisition of subsidiary undertakings	8	12
Impairment of goodwill on acquisition of subsidiary undertakings	22	17
Depreciation of tangible assets	192	230
Impairment of tangible assets	16	138
Amortisation of leasehold land payments	2	2
Impairment of leasehold land payments	2	2
Impairment of other investments	14	16
Operating expenses arising from investment properties	2	2
Directors' remuneration	7	10
Staff costs		
– salaries and benefits in kind	1,072	1,229
– defined benefit pension plans *(refer note 18)*	18	11
– defined contribution pension plans	18	20
	1,108	1,260
Operating leases		
– minimum lease payments	404	405
– contingent rents	10	7
– subleases	(17)	(14)
	397	398
Income from other investments	(26)	(19)
Rental income		
– investment properties	(6)	(6)
– other	(5)	(9)
	(11)	(15)
Fair value gain on conversion option component of 4.75% Guaranteed Bonds *(refer note 26)*	(51)	–

6 Net Financing Charges

	2001 US$m	2000 US$m
Interest expense		
– bank loans and advances	(135)	(152)
– other loans	(50)	(20)
	(185)	(172)
Interest income	33	70
Commitment and other fees	(9)	(4)
	(161)	(106)

7 Impairment of Assets in Cycle & Carriage

In view of the continuing weakness of the Indonesian Rupiah, the Directors reviewed the carrying value of Cycle & Carriage's investment in Astra International in April 2001. This review indicated that the future cash flows from Astra International's business, when discounted at an appropriate risk-adjusted discount rate which took account of the uncertainties surrounding the Indonesian economy and its currency, were not sufficient to support the balance of goodwill arising on the acquisition of this investment. Accordingly, the balance of the goodwill was written off. The loss attributable to the Group, after tax and outside interests, amounted to US$65 million.

8 Share of Results of Associates and Joint Ventures

	2001 US$m	2000 US$m
By business:		
Jardine Pacific	65	66
Jardine Motors Group	–	(29)
Jardine Lloyd Thompson	35	37
Dairy Farm	34	37
Hongkong Land	57	130
Mandarin Oriental	9	7
Cycle & Carriage	24	24
	224	272
Discontinuing operation – Franklins in Dairy Farm	–	(1)
Discontinued operation – Robert Fleming	–	67
Impairment of assets in Cycle & Carriage	(88)	–
	136	338

Results are shown after amortisation and impairment of goodwill *(refer note 15)*.

9 Tax

	2001 US$m	2000 US$m
Company and subsidiary undertakings:		
Current tax		
– charge for the year	47	47
– under/(over) provision in prior years	1	(2)
Deferred tax	(1)	(3)
	47	42
Associates and joint ventures:		
Current tax		
– charge for the year	53	67
– under provision in prior years	1	–
Deferred tax	–	4
	54	71
	101	113
By geographical area:		
Australasia	6	4
Continental Europe	2	5
Hong Kong and Mainland China	38	53
North America	11	9
Northeast Asia	2	4
Southeast Asia	34	26
United Kingdom	8	12
	101	113
Reconciliation between tax expense and tax at the applicable tax rate:		
Tax at applicable tax rate	55	7
Income not subject to tax	(17)	(51)
Expenses not deductible for tax purposes	69	100
Tax losses not recognized	25	57
Temporary differences not recognized	1	3
Utilisation of previously unrecognized tax losses	(31)	(5)
Utilisation of previously unrecognized temporary differences	(1)	–
Deferred tax assets written off	–	3
Recognition of previously unrecognized deferred tax assets	(4)	(2)
Recognition of previously unrecognized temporary differences	(2)	–
Under/(over) provision in prior years	2	(2)
Withholding tax	2	3
Other	2	–
	101	113

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

10 Earnings Per Share

Basic earnings per share are calculated on net profit of US$115 million *(2000: US$933 million)* and on the weighted average number of 387 million *(2000: 553 million)* shares in issue during the year. The weighted average number excludes the Company's share of the shares held by subsidiary undertakings and the shares held by the Trustee under the Senior Executive Share Incentive Schemes *(refer note 29)*.

Diluted earnings per share are calculated on the weighted average number of shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year. The number of shares for basic and diluted earnings per share is reconciled as follows:

	Ordinary shares in millions	
	2001	2000
Weighted average number of shares in issue	**387**	553
Adjustment for shares deemed to be issued for no consideration	**3**	2
Weighted average number of shares for diluted earnings per share	**390**	555

Additional basic and diluted earnings per share reflecting the revaluation of leasehold properties are calculated on a net loss of US$42 million *(2000: net profit of US$1,442 million)* as shown in the supplementary financial information.

10 Earnings Per Share *(continued)*

Additional basic and diluted earnings per share are also calculated based on underlying earnings. The difference between underlying net profit and net profit is reconciled as follows:

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS **2001** US$m		Prepared in accordance with IAS as modified by revaluation of leasehold properties **2001** US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties 2000 US$m
167	**172**	Underlying net profit	**186**	177
		Discontinuing operations		
(26)	**(24)**	– net loss of Franklins in Dairy Farm	**(24)**	(26)
		– net gain on disposal of Franklins' assets		
–	**22**	in Dairy Farm	**22**	–
44	**–**	– net profit of Robert Fleming	**–**	44
767	**–**	– profit on sale of Robert Fleming	**–**	767
785	**(2)**		**(2)**	785
		Sale and closure of businesses		
–	**24**	– Jardine Securicor	**24**	–
58	**–**	– Chubb China	**–**	58
16	**–**	– Matheson Financial	**–**	16
15	**(5)**	– other	**(5)**	15
89	**19**		**19**	89
		Asset impairment		
(43)	**(29)**	– Jardine Pacific	**(29)**	(35)
(34)	**(11)**	– Jardine Motors Group	**(9)**	(34)
(51)	**(6)**	– Dairy Farm	**(6)**	(51)
27	**(22)**	– Hongkong Land	**(9)**	(5)
–	**(65)**	– Astra International	**(65)**	–
(4)	**(13)**	– other	**(13)**	(4)
(105)	**(146)**		**(131)**	(129)
8	**1**	Sale and revaluation of properties	**1**	(3)
		Fair value (losses)/gains on investment properties		
–	**–**	– Hongkong Land	**(185)**	550
2	**(3)**	– other	**(4)**	(14)
2	**(3)**		**(189)**	536
		Fair value gain on conversion option component		
–	**51**	of 4.75% Guaranteed Bonds due 2007	**51**	–
–	**22**	Sale of investments	**22**	–
(13)	**1**	Other non-recurring items	**1**	(13)
933	**115**	Net profit/(loss)	**(42)**	1,442

11 Goodwill

	Positive goodwill US$m	Negative goodwill US$m	Net US$m
2001			
Net book value at 1st January	181	(130)	51
Exchange differences	(2)	–	(2)
Additions	19	(25)	(6)
Amortisation	(17)	9	(8)
Impairment charge	(22)	–	(22)
Net book value at 31st December	**159**	**(146)**	**13**
Cost	238	(166)	72
Amortisation and impairment	(79)	20	(59)
	159	**(146)**	**13**
2000			
Net book value at 1st January	154	(40)	114
Exchange differences	(4)	–	(4)
Additions	65	(95)	(30)
Amortisation	(17)	5	(12)
Impairment charge	(17)	–	(17)
Net book value at 31st December	181	(130)	51
Cost	241	(141)	100
Amortisation and impairment	(60)	11	(49)
	181	(130)	51

The impairment charge in the year principally related to the write off of the balance of goodwill arising on the acquisition of businesses in Singapore and Malaysia by Jardine OneSolution in Jardine Pacific.

12 Tangible Assets

	Freehold properties US$m	Leasehold properties US$m	Leasehold improve-ments US$m	Plant & machinery US$m	Furniture, equipment & motor vehicles US$m	Total US$m
2001						
Net book value at 1st January						
– as previously reported	566	1,327	238	293	187	2,611
– effect of adopting IAS 40 and consequential changes	(5)	(988)	–	–	–	(993)
– as restated	561	339	238	293	187	1,618
Exchange differences	(19)	(6)	(5)	(12)	(3)	(45)
New subsidiary undertakings	–	–	2	–	2	4
Additions	17	3	70	53	75	218
Disposals	(61)	–	(30)	(87)	(9)	(187)
Depreciation charge	(7)	(4)	(52)	(61)	(68)	(192)
Impairment charge	(2)	–	(1)	(4)	(9)	(16)
Net revaluation deficit	(1)	(7)	–	–	–	(8)
Net book value at 31st December	**488**	**325**	**222**	**182**	**175**	**1,392**
Cost or valuation	507	336	526	483	526	2,378
Depreciation and impairment	(19)	(11)	(304)	(301)	(351)	(986)
	488	**325**	**222**	**182**	**175**	**1,392**
2000						
Net book value at 1st January						
– as previously reported	556	1,231	254	423	278	2,742
– effect of adopting IAS 40 and consequential changes	(6)	(951)	–	–	–	(957)
– as restated	550	280	254	423	278	1,785
Exchange differences	(42)	(14)	(16)	(40)	(17)	(129)
New subsidiary undertakings	28	72	3	2	1	106
Additions	61	2	86	66	82	297
Disposals	(11)	(1)	(16)	(20)	(21)	(69)
Depreciation charge	(6)	(3)	(55)	(76)	(90)	(230)
Impairment charge	(12)	–	(18)	(62)	(46)	(138)
Net revaluation surplus/(deficit)	(7)	3	–	–	–	(4)
Net book value at 31st December	561	339	238	293	187	1,618
Cost or valuation	580	346	554	823	625	2,928
Depreciation and impairment	(19)	(7)	(316)	(530)	(438)	(1,310)
	561	339	238	293	187	1,618

12 Tangible Assets *(continued)*

The Group's freehold properties and the building component of leasehold properties were revalued at 31st December 1999 by independent professionally qualified valuers. The Directors have reviewed the carrying values at 2000 and 2001 and, as a result, deficits on individual properties below depreciated cost of US$2 million *(2000: US$5 million)* and impairment losses of US$2 million *(2000: US$12 million)* have been charged to the consolidated profit and loss account. A net deficit of US$6 million *(2000: net surplus of US$1 million)* has been taken directly to property revaluation reserves. The amounts attributable to the Group, after tax and outside interests, are US$1 million, US$2 million and US$3 million respectively.

Certain of the land and buildings are pledged as security for borrowings *(refer note 24)*.

If the freehold properties and the building component of leasehold properties had been included in the financial statements at cost less depreciation, the carrying value would have been US$709 million *(2000: US$758 million)*.

13 Investment Properties

On the adoption of IAS 40 at 1st January 2001, investment properties previously included in tangible assets were reclassified.

	Freehold properties US$m	Leasehold properties US$m	Total US$m
2001			
Net book value at 1st January			
– as previously reported	–	–	–
– effect of adopting IAS 40	5	14	19
– as restated	5	14	19
Exchange differences	(1)	–	(1)
Additions	–	1	1
Disposals	–	(6)	(6)
Net book value at 31st December	4	9	13
2000			
Net book value at 1st January			
– as previously reported	–	–	–
– effect of adopting IAS 40	6	14	20
– as restated	6	14	20
Exchange differences	(1)	–	(1)
Net book value at 31st December	5	14	19

The freehold properties are revalued each year by independent professionally qualified valuers. The building component of leasehold properties is stated at depreciated cost.

14 Leasehold Land Payments

	2001 US$m	2000 US$m
Net book value at 1st January		
– as previously reported	–	–
– effect of adopting IAS 40 and consequential changes	432	366
– as restated	432	366
Exchange differences	–	(2)
Additions	17	72
Disposals	(5)	–
Amortisation	(2)	(2)
Impairment charge	(2)	(2)
Net book value at 31st December	440	432
Owner-occupied properties	422	410
Properties held for investment purposes	18	22
	440	432

15 Associates and Joint Ventures

	2001 US$m	2000 US$m
Listed associates		
– Cycle & Carriage	127	199
– Hongkong Land	1,338	1,252
– Jardine Lloyd Thompson	69	61
– The Oriental Hotel (Thailand)	48	48
– other	32	21
	1,614	1,581
Unlisted associates	221	219
	1,835	1,800
Joint ventures	389	404
Share of attributable net assets	2,224	2,204
Goodwill on acquisition		
– positive	16	25
– negative	(251)	(145)
	(235)	(120)
Amounts due from associates and joint ventures	21	22
Amounts due to associates and joint ventures	(55)	(51)
	1,955	2,055
Market value of listed associates	2,453	2,593

The Group's share of assets and liabilities and results of joint ventures are summarised below:

	2001 US$m	2000 US$m
Non-current assets	570	611
Current assets	874	990
Current liabilities	(680)	(904)
Non-current liabilities	(375)	(293)
Net assets	389	404
Revenue	1,678	1,759
Profit before tax	72	55
Profit after tax	59	39
Net profit	58	39
Capital commitments	124	99
Contingent liabilities	10	5

15 Associates and Joint Ventures *(continued)*

	2001 US$m	2000 US$m
Movements of share of attributable net assets for the year:		
At 1st January		
– as previously reported	**3,553**	3,042
– effect of adopting IAS 40 and consequential changes	**(1,349)**	(790)
	2,204	2,252
– effect of adopting IAS 39	**52**	–
	2,256	2,252
Net exchange translation differences	**(28)**	(69)
Share of results before tax and amortisation and impairment of goodwill	**135**	353
Share of tax	**(54)**	(71)
Share of outside interests	**(1)**	(3)
Dividends received	**(204)**	(210)
Share of property revaluation	**(3)**	15
Share of deferred tax on property revaluation	**–**	(3)
Share of fair value losses on financial instruments	**(41)**	–
Share of fair value losses transferred to consolidated profit and loss account	**3**	–
Additions and change in holding	**170**	279
Disposals	**(9)**	(339)
At 31st December	**2,224**	2,204
Movements of goodwill on acquisition for the year:		
Net book value at 1st January	**(120)**	(85)
Exchange differences	**–**	(1)
Additions	**(116)**	(31)
Disposals	**–**	12
Amortisation	**7**	3
Impairment charge	**(6)**	(18)
Net book value at 31st December	**(235)**	(120)

The Directors believe it appropriate to continue to state the value of the Group's investments in listed associates at its share of attributable net assets notwithstanding the lower stock market valuation of certain listed associates at the year end.

Amounts due to associates and joint ventures include a loan, denominated in Euro, payable to Hongkong Land of US$50 million *(2000: US$50 million)*, of which US$46 million *(2000: US$46 million)* is interest bearing at market rate.

If the listed investments had been realised at their market values no taxation would have been payable.

16 Other Investments

The Group's other investments are available-for-sale financial assets. In the year ended 31st December 2000, the Group did not recognize in its financial statements the change in fair value of other investments. On the adoption of IAS 39 at 1st January 2001, other investments were remeasured at fair value.

	2001 US$m	2000 US$m
Listed investments		
– Edaran Otomobil Nasional	**105**	95
– J.P. Morgan Chase	**316**	566
– other	**92**	133
	513	794
Unlisted investments	**355**	182
	868	976
Movements for the year:		
At 1st January		
– as previously reported	**976**	399
– effect of adopting IAS 39	**318**	–
– as restated	**1,294**	399
Exchange differences	**(24)**	(8)
New subsidiary undertakings	**–**	21
Additions	**21**	584
Disposals	**(181)**	(4)
Impairment charge	**(14)**	(16)
Net revaluation deficit	**(228)**	–
At 31st December	**868**	976

Shares of common stock of J.P. Morgan Chase have been set aside under a trust deed to cover the Group's obligations to deliver the shares on exercise of the exchange rights in relation to the 4.75% Guaranteed Bonds due 2007 *(refer note 24)*.

17 Deferred Tax Assets/(Liabilities)

	Accelerated tax depreciation US$m	Asset revaluation US$m	Losses US$m	Provisions and other temporary differences US$m	Total US$m
2001					
At 1st January					
– as previously reported	(13)	(42)	2	7	(46)
– effect of adopting IAS 40 and consequential changes	–	7	–	–	7
– as restated	(13)	(35)	2	7	(39)
Exchange differences	1	2	–	(1)	2
Credited/(charged) to consolidated profit and loss account	(1)	1	4	(2)	2
Credited to reserves	–	2	–	–	2
Subsidiary undertakings disposed of	1	5	–	(6)	–
At 31st December	**(12)**	**(25)**	**6**	**(2)**	**(33)**
2000					
At 1st January					
– as previously reported	(13)	(50)	5	7	(51)
– effect of adopting IAS 40 and consequential changes	–	6	–	–	6
– as restated	(13)	(44)	5	7	(45)
Exchange differences	(2)	7	–	(4)	1
Credited/(charged) to consolidated profit and loss account	1	1	(2)	4	4
Credited to reserves	–	1	–	–	1
Subsidiary undertakings disposed of	1	–	(1)	–	–
At 31st December	(13)	(35)	2	7	(39)

	2001 US$m	2000 US$m
Analysis of net book value:		
Deferred tax assets	**26**	31
Deferred tax liabilities	**(59)**	(70)
	(33)	(39)

Deferred tax balances predominantly comprise non-current items. Deferred tax assets and liabilities are netted when the taxes relate to the same taxation authority and where offsetting is allowed.

Deferred tax assets of US$89 million *(2000: US$111 million)* arising from unused tax losses of US$387 million *(2000: US$427 million)* have not been recognized in the financial statements. Included in the unused tax losses, US$312 million have no expiry date and the balance will expire at various dates up to and including 2021.

Deferred tax liabilities of US$6 million *(2000: US$3 million)* on temporary differences associated with investments in subsidiary undertakings of US$32 million *(2000: US$21 million)* have not been recognized as there is no current intention of remitting the retained earnings to the holding companies.

18 Pension Plans

The Group has a large number of defined benefit pension plans, covering all the main territories in which it operates with the major plans relating to employees in Hong Kong and the United Kingdom. Most of the pension plans are final salary defined benefit plans and are either funded or unfunded. The assets of the funded plans are held independently of the Group's assets in separate trustee administered funds. The Group's major plans are valued by independent actuaries annually using the projected unit credit method.

The amounts recognized in the consolidated balance sheet are as follows:

	2001 US$m	2000 US$m
Fair value of plan assets	519	597
Present value of funded obligations	(499)	(485)
	20	112
Present value of unfunded obligations	(10)	(10)
Unrecognized actuarial losses/(gains)	65	(30)
Unrecognized past service cost	1	1
Net pension assets	76	73
Analysis of net pension assets:		
Pension assets	90	86
Pension liabilities	(14)	(13)
	76	73
Movements for the year:		
At 1st January	73	67
Exchange differences	–	(1)
Expense recognized in the consolidated profit and loss account	(18)	(11)
Subsidiary undertakings disposed of	(2)	(1)
Contributions paid	23	19
At 31st December	76	73

18 Pension Plans *(continued)*

The principal actuarial assumptions used for accounting purposes at 31st December are as follows:

	2001 %	2000 %
Discount rate applied to pension obligations	**5.0 – 7.5**	6.0 – 7.5
Expected return on plan assets	**5.0 – 9.0**	7.0 – 9.0
Future salary increases	**3.0 – 6.0**	3.7 – 6.0

The amounts recognized in the consolidated profit and loss account are as follows:

	2001 US$m	2000 US$m
Current service cost	**29**	34
Interest cost	**34**	35
Expected return on plan assets	**(44)**	(55)
Net actuarial gains recognized	**(1)**	(4)
Past service cost	**–**	1
	18	11
Actual deficit on plan assets in the year	**54**	55

The above amounts are all recognized in arriving at operating profit and are included in cost of sales, selling and distribution costs and administration expenses.

19 Other Non-current Assets

Other non-current assets represent forward foreign exchange contracts held at fair value with maturity dates between one and three years.

20 Stocks and Work in Progress

	2001 US$m	2000 US$m
Stocks	**755**	960
Contract work in progress	**13**	12
	768	972

21 Debtors and Prepayments

	2001 US$m	2000 US$m
Trade debtors	367	459
Provision for doubtful debts	(27)	(28)
Trade debtors – net	340	431
Agency debtors	20	86
Prepayments	35	40
Amounts due from associates and joint ventures	8	11
Rental and other deposits	71	71
Tax recoverable	12	13
Forward foreign exchange contracts	2	–
Other	152	160
	640	812

22 Bank Balances and Other Liquid Funds

	2001 US$m	2000 US$m
Deposits with banks and financial institutions	766	1,095
Bank and cash balances	193	215
Liquid investments	–	66
	959	1,376

Of bank balances and other liquid funds, US$37 million *(2000: US$193 million)* is held on behalf of third parties.

The weighted average interest rate on deposits with banks and financial institutions is 2.0% *(2000: 6.1%)*.

23 Creditors and Accruals

	2001 US$m	2000 US$m
Trade creditors	903	1,096
Accruals	571	657
Agency creditors	57	280
Amounts due to associates and joint ventures	9	18
Deposits accepted	17	17
Deferred warranty income	30	31
Interest rate swaps	1	–
Other	37	30
	1,625	2,129

24 Borrowings

	2001		2000	
	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m
Current				
– bank overdrafts	50	50	58	58
– other bank advances	60	60	105	105
– other borrowings	14	14	69	69
	124	124	232	232
Current portion of long-term borrowings				
– bank	308	308	152	152
– other	2	2	–	–
	310	310	152	152
	434	434	384	384
Long-term borrowings				
– bank	1,335	1,335	2,250	2,250
– 4.75% Guaranteed Bonds due 2007	480	512	470	477
– 6.375% Guaranteed Bonds due 2011	295	293	–	–
– 6.75% Convertible Bonds due 2005	13	16	13	16
– other	13	13	9	9
	2,136	2,169	2,742	2,752
	2,570	2,603	3,126	3,136

	2001 US$m	2000 US$m
Secured	875	856
Unsecured	1,695	2,270
	2,570	3,126
Due dates of repayment:		
Within one year	434	384
Between one and two years	330	1,043
Between two and five years	675	1,123
Beyond five years	1,131	576
	2,570	3,126

24 Borrowings *(continued)*

Currency:	Fixed rate borrowings Weighted average interest rates %	Weighted average period outstanding Years	US$m	Floating rate borrowings US$m	Total US$m
2001					
Euro	5.0	5.3	17	23	40
Hong Kong Dollar	4.4	2.0	346	390	736
Malaysian Ringgit	3.8	–	–	47	47
New Taiwan Dollar	3.7	1.3	6	38	44
New Zealand Dollar	5.8	0.2	17	25	42
Singapore Dollar	4.5	–	–	24	24
United Kingdom Sterling	4.9	1.2	–	271	271
United States Dollar	5.7	8.1	796	551	1,347
Other	5.4	6.6	10	9	19
			1,192	**1,378**	**2,570**
2000					
Australian Dollar	6.9	1.3	78	199	277
Hong Kong Dollar	7.1	2.3	378	468	846
Malaysian Ringgit	6.6	–	–	32	32
New Taiwan Dollar	5.8	0.2	9	63	72
New Zealand Dollar	7.0	1.0	26	31	57
Singapore Dollar	3.6	–	–	28	28
United Kingdom Sterling	6.4	0.1	56	273	329
United States Dollar	7.5	8.4	519	918	1,437
Other	6.3	5.6	34	14	48
			1,100	2,026	3,126

All borrowings were within subsidiary undertakings.

In November 2001, Jardine Strategic Finance Limited, a wholly-owned subsidiary undertaking of Jardine Strategic, issued US$300 million 6.375% Guaranteed Bonds due 2011. The bonds are guaranteed by Jardine Strategic. Proceeds of the bonds were used for refinancing and extending the maturity of existing borrowings and for general corporate purposes. The bonds will mature on 8th November 2011.

In September 2000, JMH Finance Limited, a wholly-owned subsidiary undertaking, issued US$550 million 4.75% Guaranteed Bonds due 2007. The bonds are guaranteed by the Company. Proceeds of the bonds were used to finance the repurchase of the Company's shares. The bonds are exchangeable, at the option of the holders, into shares of common stock of J.P. Morgan Chase on the basis of 15.83 shares for each US$1,000 principal amount of the bonds from 6th September 2001 until 30th August 2007. The bonds will mature on 6th September 2007.

In March 2000, Mandarin Oriental issued US$76 million 6.75% Convertible Bonds due 2005. Proceeds of the bonds were used to finance the acquisition of The Rafael Group. The bonds are convertible up to and including 23rd February 2005 into fully paid ordinary shares of Mandarin Oriental at a conversion price of US$0.671 per ordinary share. At 31st December 2001, US$61 million *(2000: US$61 million)* of the bonds were held by Jardine Strategic and the carrying amount of US$58 million *(2000: US$58 million)* was netted off the carrying amount of the bonds.

Secured borrowings at 31st December 2001 included US$357 million *(2000: US$354 million)* which were secured against Mandarin Oriental's tangible fixed assets. The net book value of these assets at 31st December 2001 was US$571 million *(2000: US$587 million)*.

The weighted average interest rates and period of fixed rate borrowings are stated after taking into account hedging transactions.

25 Provisions

	Closure cost provisions US$m	Obligations under onerous leases US$m	Others US$m	Total US$m
At 1st January 2001	16	20	6	42
Exchange differences	–	(1)	–	(1)
Additional provisions	8	2	1	11
Unused amounts reversed	(1)	(6)	(2)	(9)
Utilised	(3)	(3)	(2)	(8)
At 31st December 2001	**20**	**12**	**3**	**35**

Closure cost provisions are established when legal or constructive obligations arise on closure or disposal of businesses.

Provisions are made for obligations under onerous operating leases when the properties are not used by the Group and the net costs of exiting from the leases exceed the economic benefits expected to be received.

Other provisions comprise provisions in respect of indemnities on disposal of businesses, lease dilapidations and legal claims.

26 Other Non-current Liabilities

	2001 US$m	2000 US$m
Motor vehicle repurchase commitments	**7**	10
Conversion option component of 4.75% Guaranteed Bonds	**25**	68
Interest rate swaps	**10**	–
Other creditors due after more than one year	**3**	3
	45	81

27 Segment Information

	Capital expenditure US$m	Segment assets US$m	Segment liabilities US$m
2001			
By business:			
Jardine Pacific	38	736	(529)
Jardine Motors Group	44	689	(323)
Dairy Farm	152	1,154	(755)
Mandarin Oriental	3	779	(45)
	237	3,358	(1,652)
Corporate and other interests	(3)	(12)	(42)
	234	**3,346**	**(1,694)**
By geographical area:			
Australasia	31	174	(111)
Continental Europe	11	201	(92)
Hong Kong and Mainland China	102	1,446	(798)
North America	16	293	(108)
Northeast Asia	14	204	(91)
Southeast Asia	44	503	(292)
United Kingdom	19	537	(160)
	237	3,358	(1,652)
Corporate and other interests	(3)	(12)	(42)
	234	**3,346**	**(1,694)**

	Segment assets US$m	Segment liabilities US$m
Segment assets/(liabilities)	3,346	(1,694)
Associates and joint ventures	1,955	–
Unallocated assets/(liabilities)	1,865	(2,685)
Total assets/(liabilities)	**7,166**	**(4,379)**

27 Segment Information *(continued)*

	Capital expenditure US$m	Segment assets US$m	Segment liabilities US$m
2000			
By business:			
Jardine Pacific	56	838	(538)
Jardine Motors Group	49	683	(327)
Dairy Farm	192	1,591	(930)
Mandarin Oriental	155	810	(54)
	452	3,922	(1,849)
Corporate and other interests	(7)	55	(348)
	445	3,977	(2,197)
By geographical area:			
Australasia	71	510	(308)
Continental Europe	36	195	(93)
Hong Kong and Mainland China	117	1,613	(806)
North America	86	291	(97)
Northeast Asia	15	226	(89)
Southeast Asia	55	526	(279)
United Kingdom	72	561	(177)
	452	3,922	(1,849)
Corporate and other interests	(7)	55	(348)
	445	3,977	(2,197)
Segment assets/(liabilities)		3,977	(2,197)
Associates and joint ventures		2,055	–
Unallocated assets/(liabilities)		2,396	(3,297)
Total assets/(liabilities)		8,428	(5,494)

Capital expenditure comprises of additions of goodwill, tangible assets, investment properties and leasehold land payments, including those arising from acquisitions of subsidiary undertakings.

Unallocated assets and liabilities comprise of other investments, tax assets and liabilities, cash and cash equivalents, borrowings and conversion option component of 4.75% Guaranteed Bonds.

28 Share Capital

	2001 US$m	2000 US$m
Authorised:		
1,000,000,000 shares of US¢25 each	250	250

	Ordinary shares in millions 2001	Ordinary shares in millions 2000	2001 US$m	2000 US$m
Issued and fully paid:				
At 1st January	636	808	159	202
Scrip issued in lieu of dividends	5	21	1	5
Issued under share incentive schemes	1	3	1	1
Repurchased and cancelled	(14)	(196)	(4)	(49)
At 31st December	628	636	157	159
Outstanding under share incentive schemes	(14)	(13)	(4)	(3)
	614	623	153	156

In 2001, the Company repurchased 14 million ordinary shares from the stock market at a cost of US$88 million which was dealt with by charging US$4 million to share capital, US$1 million to share premium and US$83 million to revenue and other reserves.

In 2000, the Company repurchased 181 million ordinary shares through a tender offer and from the stock market at a total cost of US$992 million. In addition, the Company also repurchased 15 million ordinary shares from a subsidiary undertaking at a cost of US$89 million. After elimination of intercompany profit of US$16 million, the net cost of US$1,065 million was dealt with by charging US$49 million to share capital, US$342 million to share premium and US$674 million to revenue and other reserves.

29 Senior Executive Share Incentive Schemes

The Senior Executive Share Incentive Schemes were set up in order to provide selected executives with options to purchase ordinary shares in the Company. Under the Schemes ordinary shares are issued to the Trustee of the Schemes, Clare Investment and Trustee Company Limited, a wholly-owned subsidiary undertaking, which holds the ordinary shares until the options are exercised. Ordinary shares are issued at prices based on the average market price for the five trading days immediately preceding the date of grant of the options, which are exercisable for up to ten years following the date of grant.

As the shares issued under the Schemes are held on trust by a wholly-owned subsidiary undertaking, for presentation purposes they are netted off the Company's share capital in the consolidated balance sheet *(refer note 28)* and the premium attached to them is netted off the share premium account *(refer note 30)*.

Movements for the year:

	Ordinary shares in millions			
	2001	2000	**2001** US$m	2000 US$m
At 1st January	**13**	10	**70**	61
Granted	**1**	3	**10**	11
Exercised	**–**	–	**(2)**	(2)
At 31st December	**14**	13	**78**	70

The exercise prices of share options exercised during the year were in the range of US$3.2 to US$4.5 *(2000: US$3.2 to US$4.3)* per share.

Outstanding at 31st December:

	Exercise price	Ordinary shares in millions	
Expiry date	US$	**2001**	2000
2001	3.2 – 8.0	**–**	0.3
2002	3.2 – 8.0	**0.4**	0.2
2003	7.7	**0.3**	0.3
2004	6.6 – 10.1	**1.0**	1.0
2005	7.5 – 8.0	**0.4**	0.4
2006	7.2	**0.2**	0.3
2007	6.1 – 7.7	**1.0**	1.0
2008	2.0 – 4.5	**0.5**	0.6
2009	3.2 – 3.3	**1.8**	1.9
2010	3.7 – 5.0	**2.5**	2.7
2011	5.8 – 6.4	**1.5**	–
Unallocated	1.2 – 10.1	**4.7**	4.4
		14.3	13.1

30 Share Premium

	2001 US$m	2000 US$m
At 1st January	**67**	403
Capitalisation arising on scrip issued in lieu of dividends	**(1)**	(4)
Arising from shares issued under share incentive schemes	**9**	10
Repurchase of shares *(refer note 28)*	**(1)**	(342)
At 31st December	**74**	67
Outstanding under share incentive schemes	**(74)**	(67)
	–	–

The balance at 1st January 2000 included a contributed surplus of US$176 million set up on the formation of the Company and was fully utilised on the repurchase of shares in 2000.

31 Revenue and Other Reserves

	Revenue reserves US$m	Property revaluation reserves US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2001					
At 1st January					
– as previously reported	2,831	1,198	–	(227)	3,802
– effect of adopting IAS 40 and consequential changes	(91)	(1,098)	–	6	(1,183)
	2,740	100	–	(221)	2,619
– effect of adopting IAS 39	152	–	(11)	–	141
– as restated	2,892	100	(11)	(221)	2,760
Revaluation of properties					
– net revaluation deficit	–	(4)	–	–	(4)
– deferred tax	–	1	–	–	1
Revaluation of other investments					
– fair value losses	(159)	–	–	–	(159)
– transfer to consolidated profit and loss account on disposal	(9)	–	–	–	(9)
Net exchange translation differences					
– amount arising in year	–	–	–	(43)	(43)
– transfer to consolidated profit and loss account on disposal of businesses	–	–	–	15	15
Cash flow hedges					
– fair value losses	–	–	(14)	–	(14)
– transfer to consolidated profit and loss account	–	–	9	–	9
– recognized in stocks and work in progress	–	–	(1)	–	(1)
– deferred tax	–	–	1	–	1
Net profit	115	–	–	–	115
Dividends *(refer note 32)*	(103)	–	–	–	(103)
Scrip issued in lieu of dividends *(refer note 32)*	28	–	–	–	28
Repurchase of shares *(refer note 28)*	(83)	–	–	–	(83)
Change in attributable interests	2	–	–	–	2
Transfer	9	(10)	–	1	–
At 31st December	**2,692**	**87**	**(16)**	**(248)**	**2,515**
of which:					
Company	487	–	–	–	487
Associates and joint ventures	95	24	(9)	(89)	21

31 Revenue and Other Reserves *(continued)*

	Revenue reserves US$m	Capital reserves US$m	Property revaluation reserves US$m	Exchange reserves US$m	Total US$m
2000					
At 1st January					
– as previously reported	2,533	60	654	(196)	3,051
– effect of adopting IAS 40 and consequential changes	(83)	–	(558)	2	(639)
– as restated	2,450	60	96	(194)	2,412
Revaluation of properties					
– net revaluation surplus	–	–	6	–	6
– deferred tax	–	–	(1)	–	(1)
Net exchange translation differences					
– amount arising in year	–	–	–	(82)	(82)
– transfer to consolidated profit and loss account on disposal of businesses	–	–	–	55	55
Net profit	933	–	–	–	933
Dividends *(refer note 32)*	(137)	–	–	–	(137)
Scrip issued in lieu of dividends *(refer note 32)*	104	–	–	–	104
Capitalisation arising on scrip issued in lieu of dividends	(1)	–	–	–	(1)
Repurchase of shares *(refer note 28)*	(614)	(60)	–	–	(674)
Change in attributable interests	2	–	–	–	2
Other	2	–	–	–	2
Transfer	1	–	(1)	–	–
At 31st December	2,740	–	100	(221)	2,619
of which:					
Company	723	–	–	–	723
Associates and joint ventures	245	–	28	(78)	195

32 Dividends

	2001 US$m	2000 US$m
Final dividend in respect of 2000 of US¢18.70 *(1999: US¢17.20)* per share	117	137
Interim dividend in respect of 2001 of US¢7.80 *(2000: US¢7.80)* per share	48	49
	165	186
Less Company's share of dividends paid on the shares held by subsidiary undertakings	(62)	(49)
	103	137
Shareholders elected to receive scrip in respect of the following:		
Final dividend in respect of previous year	20	71
Interim dividend in respect of current year	8	33
	28	104

A final dividend in respect of 2001 of US¢18.70 *(2000: US¢18.70)* per share amounting to a total of US$115 million *(2000: US$117 million)* is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting. The net amount after deducting the Company's share of the dividends payable on the shares held by subsidiary undertakings of US$44 million *(2000: US$43 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2002.

33 Own Shares Held

Own shares held represent the Company's share of the cost of 313 million *(2000: 313 million)* ordinary shares in the Company held by subsidiary undertakings and are deducted in arriving at shareholders' funds.

34 Outside Interests

	2001 US$m	2000 US$m
By business:		
Dairy Farm	289	263
Hongkong Land	164	223
Mandarin Oriental	279	318
Cycle & Carriage	31	52
Jardine Strategic	122	144
Other	89	14
	974	1,014
Less own shares held attributable to outside interests	(214)	(225)
	760	789
Movements for the year:		
At 1st January		
– as previously reported	1,491	2,218
– effect of adopting IAS 40 and consequential changes	(702)	(697)
	789	1,521
– effect of adopting IAS 39	210	–
– as restated	999	1,521
Net exchange translation differences		
– amount arising in year	(22)	(53)
– disposal of businesses	24	4
Attributable profit/(loss) and dividends	(23)	(97)
Property revaluation		
– net revaluation (deficit)/surplus	(5)	10
– deferred tax	1	(1)
Fair value losses on financial instruments	(105)	–
Fair value losses transferred to consolidated profit and loss account	1	–
Capital contribution and change in attributable interests	(110)	(595)
At 31st December	760	789

35 Notes to Consolidated Cash Flow Statement

(a) Depreciation and amortisation	2001 US$m	2000 US$m
By business:		
Jardine Pacific	40	42
Jardine Motors Group	18	19
Dairy Farm	131	171
Mandarin Oriental	14	12
Corporate and other interests	(1)	–
	202	244

(b) Other non-cash items		
By nature:		
Profit on sale of subsidiary undertakings	(22)	(28)
Profit on sale of associates and joint ventures	(15)	(901)
Profit on sale of other investments	(29)	–
Loss/(profit) on sale of tangible assets	11	(8)
Profit on sale of leasehold land	–	(1)
Net gain on disposal of Franklins' assets in Dairy Farm	(38)	–
Change in provisions	2	25
Impairment of assets	54	180
Fair value gain on conversion option component of Guaranteed Bonds	(51)	–
Deficit on revaluation of properties	2	5
Other	–	2
	(86)	(726)
By business:		
Jardine Pacific	6	(38)
Jardine Motors Group	7	43
Dairy Farm	(29)	121
Mandarin Oriental	2	–
Corporate and other interests	(72)	(852)
	(86)	(726)

(c) (Increase)/decrease in working capital		
Decrease in stocks and work in progress	142	68
Decrease in debtors and prepayments	51	2
Decrease in creditors and accruals	(190)	(59)
Decrease in pension obligations	(5)	(8)
	(2)	3

35 Notes to Consolidated Cash Flow Statement *(continued)*

(d) Purchase of subsidiary undertakings	2001 US$m	2000 US$m
Tangible assets	4	106
Associates and joint ventures	–	22
Other investments	–	21
Current assets	62	47
Current liabilities	(65)	(34)
Long-term borrowings	–	(31)
Outside interests	3	1
Fair value at acquisition	4	132
Goodwill attributable to subsidiary undertakings	9	63
Total consideration	13	195
Adjustment for deferred consideration and carrying value of associates and joint ventures	–	(9)
Cash and cash equivalents of subsidiary undertakings acquired	(40)	(11)
Net cash (inflow)/outflow	(27)	175
Payment of deferred consideration	12	9
Privatisation of Jardine Motors Group	–	69
Purchase of shares in Jardine Strategic	41	495
Purchase of shares in Dairy Farm	24	27
Purchase of shares in Mandarin Oriental	17	27
Restructuring of Connaught Investors	–	208
	67	1,010

Net cash outflow in 2000 of US$175 million included Mandarin Oriental's acquisition of The Rafael Group of US$135 million.

The revenue and operating profit in respect of subsidiary undertakings acquired during the year amounted to US$24 million and US$4 million respectively.

(e) Purchase of associates and joint ventures in 2001 included Jardine Strategic's increased interests in Hongkong Land of US$50 million *(2000: US$37 million)* and Cycle & Carriage of US$11 million *(2000: US$6 million)*.

35 Notes to Consolidated Cash Flow Statement *(continued)*

(f) Sale of subsidiary undertakings	2001 US$m	2000 US$m
Tangible assets	6	23
Investment properties	5	–
Leasehold land payments	4	–
Pension assets	2	1
Current assets	470	99
Current liabilities	(405)	(83)
Long-term borrowings	–	(15)
Outside interests	(1)	(5)
Net assets disposed of	81	20
Profit on disposal	22	28
Sale proceeds	103	48
Adjustment for deferred consideration	(1)	–
Cash and cash equivalents of subsidiary undertakings disposed of	(334)	(13)
Net cash (outflow)/inflow	(232)	35

Net cash outflow in 2001 of US$232 million included a cash outflow of US$298 million relating to the disposal of Matheson Bank in the United Kingdom and a cash inflow of US$54 million relating to Dairy Farm's sale of Sims Trading.

Net cash inflow in 2000 of US$35 million included US$22 million relating to the disposal of the Group's stockbroking and investment management businesses in the United Kingdom and its international trust business.

The revenue and operating profit in respect of subsidiary undertakings disposed of during the year amounted to US$53 million and US$2 million respectively.

(g) Sale of associates and joint ventures in 2001 included US$33 million relating to Jardine Pacific's sale of its interest in Jardine Securicor. Sale of associates and joint ventures in 2000 included net proceeds from the sale of the Group's interests in Robert Fleming of US$639 million and Jardine Pacific's sale of Chubb China of US$70 million.

(h) Sale of other investments in 2001 included Jardine Strategic's interests in Housing Development Finance Corporation of US$70 million and J.P. Morgan Chase of US$119 million.

(i) Analysis of balances of cash and cash equivalents	2001 US$m	2000 US$m
Bank balances and other liquid funds *(refer note 22)*	959	1,376
Bank overdrafts *(refer note 24)*	(50)	(58)
	909	1,318

36 Financial Instruments

The Company and its subsidiary undertakings manage their exposure to financial risks using a variety of techniques and instruments. Entering into speculative transactions is specifically prohibited.

Foreign exchange risk

Foreign currency transaction exposures are covered on a consistent basis by forward contracts and options. Foreign exchange contracts are also used to hedge investments in foreign subsidiary undertakings, associates and joint ventures, where the currency concerned is anticipated to be volatile and where the exposure of the Group is material. Consistent with Group policy on covering transactional exposures, the purpose of these hedges is to eliminate the impact of movements in foreign exchange rates on assets and liabilities of the Group.

Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps, caps and options.

Funding risk

The Group's ability to fund its existing and prospective debt requirements is managed by maintaining the availability of adequate committed funding lines from high quality lenders.

Counterparty risk

The Group's ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Fair values

The fair value of listed investments is based on market prices. Unlisted investments have been valued by reference to the market prices of the underlying investments and discounted for their lower liquidity or by reference to the current market value of similar investments or by reference to the discounted cash flows of the underlying net assets.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The fair values of debtors, bank balances and other liquid funds, creditors and accruals, current borrowings, and provisions are assumed to approximate their carrying amount due to the short-term maturities of these assets and liabilities.

The fair value of the conversion option component of the 4.75% Guaranteed Bonds is valued by reference to its credit spread, and the share price and volatility of the underlying J.P. Morgan Chase shares.

The fair values of long-term borrowings are estimated using the expected future payments discounted at market interest rates.

Derivative financial instruments

In the year ended 31st December 2000, the Group did not recognize in its financial statements the change in fair value of derivative financial instruments. On the adoption of IAS 39 at 1st January 2001, certain derivatives were designated as cash flow hedges and remeasured to fair values.

36 Financial Instruments *(continued)*

The fair values of derivative financial instruments at 31st December are as follows:

	2001 Positive fair value US$m	**2001** Negative fair value US$m	2000 Positive fair value US$m	2000 Negative fair value US$m
Designated as cash flow hedges				
– forward foreign exchange contracts	**2**	**–**	4	2
– interest rate swaps	**–**	**11**	–	12
	2	**11**	4	14
Economic hedges of net investment in foreign entities				
– forward foreign exchange contracts	**2**	**–**	–	2

Forward foreign exchange contracts

The contract amounts of the outstanding forward foreign exchange contracts at 31st December 2001 were US$580 million *(2000: US$557 million).*

Forward foreign exchange contracts which relate to hedges of firm and anticipated commitments mature at various dates over the following three years.

Interest rate swaps

The notional principal amounts of the outstanding interest rate swap contracts at 31st December 2001 were US$367 million *(2000: US$542 million).*

The due dates of interest rate swaps at 31st December were as follows:

	2001 US$m	2000 US$m
Within one year	**57**	88
Between one and five years	**310**	444
Beyond five years	**–**	10
	367	542

At 31st December 2001, the fixed interest rates relating to interest rate swaps vary from 2.5% to 8.5% *(2000: 4.2% to 8.5%).*

37 Commitments

	2001 US$m	2000 US$m
Capital commitments:		
Authorised not contracted	**106**	32
Contracted not provided	**21**	16
	127	48
Operating lease commitments:		
Total commitments under operating leases		
– due within one year	**311**	359
– due between one and five years	**547**	784
– due beyond five years	**749**	1,172
	1,607	2,315

Total future sublease payments receivable relating to the above operating leases amounted to US$11 million *(2000: US$14 million).*

In addition, the Group has operating lease commitments with rentals determined in relation to sales. It is not possible to quantify accurately future rentals payable under such leases.

38 Contingent Liabilities

	2001 US$m	2000 US$m
Guarantees in respect of facilities made available to associates and joint ventures	**102**	104
Other guarantees	**5**	5

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

39 Related Party Transactions

In the normal course of business the Group undertakes on an arms-length basis a wide variety of transactions with certain of its associates and joint ventures. The more significant of such transactions are described below.

Property services

The Group rents property from Hongkong Land. The gross annual rentals paid by the Group in 2001 to Hongkong Land were US$5 million *(2000: US$6 million)*.

The Group provided property services to Hongkong Land in 2001 in aggregate amounting to US$22 million *(2000: US$21 million)*.

40 Summarised Balance Sheet of the Company

Included below is certain summarised balance sheet information of the Company disclosed in accordance with Bermuda law.

	2001 US$m	2000 US$m
Subsidiary undertakings	**722**	953
Net current liabilities	**(4)**	(4)
Net operating assets	**718**	949
Share capital *(refer note 28)*	**157**	159
Share premium *(refer note 30)*	**74**	67
Revenue and other reserves *(refer note 31)*	**487**	723
Shareholders' funds	**718**	949

Subsidiary undertakings are shown at cost less amounts provided.

41 Principal Subsidiary Undertakings and Associates

The principal subsidiary undertakings and associates of the Group at 31st December 2001 are set out below.

	Country of incorporation	Particulars of issued capital and debt securities		Attributable interests 2001 %	2000 %	Nature of business
Cycle & Carriage Ltd*	Singapore	SGD 238,454,644	ordinary	**22**	19	Motor distribution and property development & investment
Dairy Farm International Holdings Ltd	Bermuda	USD 94,867,432	ordinary	**47**	44	Supermarkets and drugstores
Hongkong Land Holdings Ltd*	Bermuda	USD 229,522,629	ordinary	**31**	27	Property development & investment, leasing & management and infrastructure investment
		USD 600,000,000	bonds due 2011	**–**	–	
Jardine Lloyd Thompson Group plc*	England	GBP 9,883,887	ordinary	**32**	33	Insurance broking
Jardine Matheson Ltd	Bermuda	USD 12,000	ordinary	**100**	100	Group management
Jardine Motors Group Holdings Ltd	Bermuda	USD 8,947,702	ordinary	**100**	100	Motor distribution
Jardine Pacific Holdings Ltd	Bermuda	USD 62,500,000	ordinary	**100**	100	Marketing & distribution, engineering & construction, aviation & shipping services and property & financial services
Jardine Strategic Holdings Ltd	Bermuda	USD 53,071,360	ordinary	**75**	74	Holding
		USD 300,000,000	guaranteed bonds due 2011	**–**	–	
Mandarin Oriental International Ltd	Bermuda	USD 44,101,256	ordinary	**49**	46	Hotel management & ownership
		USD 75,865,000	convertible bonds due 2005	**60**	59	
Matheson & Co., Ltd	England	GBP 20,000,000	ordinary	**100**	100	Holding and management

Attributable interests represent the proportional holdings of the Company, held directly or through its subsidiary undertakings, in the issued share capitals of the respective subsidiary undertakings and associates, after the deduction of any shares held by the trustees of the employee share option schemes of any such company and any shares in any such company owned by its wholly-owned subsidiary undertakings.

*Associates. All other companies are subsidiary undertakings.

Report of the Auditors

To the Members of Jardine Matheson Holdings Limited

We have audited the financial statements on pages 32 to 79. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements give a true and fair view of the financial position of the Group at 31st December 2001 and of its profit and cash flows for the year then ended in accordance with International Accounting Standards and the Bermuda Companies Act.

Our audit was conducted for the purpose of forming an opinion on the financial statements. The supplementary financial information (being that described as 'prepared in accordance with IAS as modified by revaluation of leasehold properties') shown on pages 32 to 35 and page 48 is presented for purposes of additional analysis and is not part of the financial statements prepared in accordance with International Accounting Standards. The supplementary financial information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion has been properly prepared in accordance with the basis set out on page 36.

PricewaterhouseCoopers
London, 27th February 2002

1 Embankment Place
London WC2N 6RH
United Kingdom

Five Year Summary

prepared in accordance with IAS as modified by revaluation of leasehold properties

Consolidated Profit and Loss Account

	2001 US$m	2000 US$m	1999 US$m	1998 US$m	1997 US$m
Revenue	**9,413**	10,362	10,675	11,244	11,532
Profit/(loss) before tax	**9**	1,747	444	(1,091)	284
Tax	**(103)**	(111)	(94)	(114)	(153)
Profit/(loss) after tax	**(94)**	1,636	350	(1,205)	131
Outside interests	**52**	(194)	(105)	467	(28)
Net profit/(loss)	**(42)**	1,442	245	(738)	103
Underlying net profit	**186**	177	161	183	270
Earnings/(loss) per share (US¢)	**(10.72)**	260.44	40.47	(124.13)	17.65
Underlying earnings per share (US¢)	**47.97**	31.95	26.51	30.83	46.50
Dividends per share (US¢)	**26.50**	26.50	25.00	21.60	25.00

Consolidated Balance Sheet

	2001 US$m	2000 US$m	1999 US$m	1998 US$m	1997 US$m
Goodwill	**13**	51	114	27	28
Tangible assets	**2,141**	2,435	2,553	2,246	2,862
Investment properties	**163**	176	189	179	228
Associates and joint ventures	**3,117**	3,404	2,975	2,833	4,304
Other investments	**868**	976	399	486	574
Other non-current assets	**118**	117	108	123	118
Net current assets	**242**	572	641	771	733
Long-term borrowings	**(2,136)**	(2,742)	(1,554)	(1,271)	(1,667)
Other non-current liabilities	**(125)**	(170)	(101)	(128)	(143)
Net operating assets	**4,401**	4,819	5,324	5,266	7,037
Shareholders' funds	**3,013**	3,328	3,106	2,932	3,878
Outside interests	**1,388**	1,491	2,218	2,334	3,159
Capital employed	**4,401**	4,819	5,324	5,266	7,037
Net asset value per share (US$)	**7.96**	8.50	5.09	4.84	6.60

Consolidated Cash Flow Statement

	2001 US$m	2000 US$m	1999 US$m	1998 US$m	1997 US$m
Cash flows from operating activities	**357**	431	575	389	781
Cash flows from investing activities	**(124)**	(622)	(497)	78	(519)
Net cash flow before financing	**233**	(191)	78	467	262
Cash flow per share from operating activities (US¢)	**92.35**	77.76	95.09	65.46	134.51

Results and earnings per share prior to 2001 have been restated to reflect changes in fair values of investment properties in the consolidated profit and loss account to comply with IAS 40.

Prior to 2001, other investments are stated at cost less amounts provided.

Directors' Responsibilities in respect of the Financial Statements

The Directors are required under the Bermuda Companies Act 1981 to prepare financial statements for each financial year and to present them annually to the Company's shareholders at the Annual General Meeting.

The financial statements, prepared in accordance with International Accounting Standards ('IAS'), must give a true and fair view of the state of affairs of the Group at the end of the financial year and of the profit or loss for the year then ended.

The Directors consider that suitable accounting policies, applied on a consistent basis and supported by prudent and reasonable judgements and estimates, have been selected in preparing the financial statements and that the applicable accounting standards have been followed. Supplementary financial information, described as being 'prepared in accordance with IAS as modified by revaluation of leasehold properties', has been presented by the Directors and reviewed and commented upon by the external auditors. The supplementary financial information is intended to provide shareholders with a more meaningful presentation of the Group's financial performance.

It is also the responsibility of the Directors to ensure proper accounting records are maintained and to take reasonable steps to safeguard the assets of the Group as well as to prevent and detect fraud and other irregularities.

Internal Financial Control

The Board is responsible for maintaining a system of internal financial control designed to enable the Directors to monitor the Group's overall financial position, to help protect its assets and to give reasonable, but not absolute, assurance against material financial misstatement or loss.

Jardine Matheson's policy on commercial conduct underpins the Group's internal financial control process. The policy is set out in a published 'Code of Conduct' which covers business ethics, compliance with local legislation and accounting requirements. The Code of Conduct is reinforced and monitored by an annual compliance certification process.

The Board maintains control and direction over strategic, financial, organisational and compliance issues, and has in place an organisational structure with defined lines of responsibility and delegation of authority. There are established policies and procedures for financial planning and budgeting; for information and reporting systems; and for monitoring the Group's operations and performance. The information systems in place are designed to ensure that the financial information reported is reliable and up to date.

The Board has delegated to executive management the implementation of the systems of internal financial control throughout the Group: these systems are monitored by a series of audit committees which operate in each major business unit across the Group and an internal audit function which reports their findings and recommendations for any corrective action required to the relevant audit committee, and, if appropriate, to the Audit Committee of the Company.

The systems of internal control include:

- An ongoing process of reviewing internal controls and evaluating risks faced by the Group.
- Approval by the Board of annual revenue, expenditure and investment budgets.
- Regular consideration by the Board of performance to date compared with budgets and year-end forecasts.
- Clearly defined capital investment guidelines and procedures set by the Board.
- Regular reporting of fiscal, legal and accounting developments to the Audit Committee and the Board.
- Post event reviews of major investments by the executive management.

Prior to completion and announcement of the half-year and year-end results, a detailed analysis of the Company's financial information is reviewed by the Audit Committee with the executive management and a report is received from the external auditors on the audit process. The external auditors also meet with the full Board, in addition to the Managing Director and other executive Directors.

The Audit Committee keeps under review the nature, scope and results of the external audit, the audits conducted by the internal audit department and the findings of the various Group audit committees. The independence and objectivity of the external auditors is also considered on a regular basis.

Directors' Interests

At 31st December 2001, the Directors of the Company had the interests set out below in the ordinary share capitals of the Company and its subsidiaries. These interests were beneficial except where otherwise indicated.

	The Company	Jardine Strategic	Dairy Farm	Mandarin Oriental
Henry Keswick	10,342,724#	–	–	–
	55,366*			
Percy Weatherall	28,699,561#†	78,750	579,981	–
	210,331*			
George Ho	171,633	192,545	676,182	81,307
Brian Keelan	36,000	250,000	163,800	115,000
Simon Keswick	32,175,041#†	7,181	66,087	19,858
	2,722,552*	19,661*		
R.C. Kwok	66,852	72,015	94,424	45,898
C.G.R. Leach	804,649	52,962	–	–
Norman Lyle	–	–	99,900	100,000
A.J.L. Nightingale	751,678	16,875	24,375	–

**Non-beneficial.*
 # Includes 2,269,585 ordinary shares held by a family trust in which Henry Keswick, Percy Weatherall and Simon Keswick each has a discloseable interest.
† Includes 23,689,619 ordinary shares held by a family trust in which Percy Weatherall and Simon Keswick each has a discloseable interest.

In addition:

(a) At 31st December 2001, Percy Weatherall, Brian Keelan, Norman Lyle, A.J.L. Nightingale and James Watkins held options in respect of 750,000, 750,000, 700,000, 335,000 and 500,000 ordinary shares, respectively, issued pursuant to the Company's Senior Executive Share Incentive Schemes.

(b) The Directors are discretionary objects under a trust created in 1947 (the '1947 Trust'). The Trustees of the 1947 Trust held 35,915,991 ordinary shares in the Company representing 5.72% of the Company's issued share capital at 31st December 2001. Under the terms of the 1947 Trust its income may be distributed to senior executive officers and employees of the Company and its wholly-owned subsidiaries. Directors who are within the category of 'senior executive officers and employees' are therefore deemed to be interested in the shares owned by the 1947 Trust.

(c) At 31st December 2001, A.J.L. Nightingale had a beneficial interest in 20,000 ordinary shares in Jardine Davies.

(d) At 31st December 2001, George Ho held one convertible bond in Mandarin Oriental.

(e) On 4th March 2002, Percy Weatherall acquired 60,000 ordinary shares upon the exercise of options issued pursuant to the Company's Senior Executive Share Incentive Schemes.

(f) On 7th March 2002, Percy Weatherall was granted options in respect of a further 100,000 ordinary shares issued pursuant to the Company's Senior Executive Share Incentive Schemes.

Save as disclosed, there were no changes in the above interests between the end of the financial year and 11th March 2002.

Directors' Appointments, Emoluments and Service Contracts

On 22nd May 2001, Brian Keelan was appointed a Director of the Company. In accordance with Bye-Law 84, Simon Keswick and Dr Richard Lee retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. In accordance with Bye-Law 91, Brian Keelan will also retire and, being eligible, offers himself for re-election. None of the Directors proposed for re-election has a service contract with any Group company which has a notice or contract period of one or more years or which provides for compensation on termination of an amount which equals or exceeds one year's salary and benefits in kind.

For the year ended 31st December 2001, the Directors received remuneration and deemed benefits in kind amounting to US$7.0 million *(2000: US$9.9 million)*. Directors' remuneration includes salary, pension contributions, bonuses, termination benefits, accommodation and other allowances. The 1947 Trust also made distributions to the Directors amounting to US$9.6 million *(2000: US$9.0 million)*.

Substantial Shareholders

The Company has been informed pursuant to the share interest disclosure obligations incorporated in Part XVII of the statutory Bermuda Takeover Code governing the Company of the following notifiable interests in the ordinary shares of the Company: Jardine Strategic and its subsidiary undertakings were interested directly and indirectly in 327,123,572 ordinary shares representing 52.09% of the Company's current issued ordinary share capital; Brandes Investment Partners, L.P. have a deemed interest in 67,919,496 ordinary shares representing 10.81% of the Company's current issued ordinary share capital; Cheung Kong (Holdings) Ltd and Hutchison Whampoa Ltd, through their respective subsidiaries, were interested in a total of 30,136,364 ordinary shares representing 4.80% of the Company's current issued ordinary share capital, the interest in such shares being a right to call for delivery pursuant to Regulation 49(5) of the Bermuda Takeover Code; Credit Agricole Lazard Financial Products Bank ('CALFPB') were beneficially interested in 21,222,364 ordinary shares representing 3.38% of the Company's current issued ordinary share capital; and the following entities were deemed to be interested in the shares beneficially owned by CALFPB: Credit Agricole Lazard Financial Products Limited, Caisse Nationale de Credit Agricole, Three Houses Investment Company Limited, Lazard Bank Limited, Lazard Freres and Lazard Freres & Co. LLC. Apart from these shareholdings and the shareholdings of the 1947 Trust and of Percy Weatherall and Simon Keswick disclosed above, the Company is not aware of any notifiable interest in 3% or more of the issued ordinary share capital of the Company as at 11th March 2002.

The Bermuda Takeover Code which governs the Company provides for the disclosure of interests in shares of the Company. The obligation to disclose arises if and when a person is interested in 3% (or, in certain circumstances, 10%) or more of the shares of the same class. The higher limit of 10% applies, in broad terms, to a person authorised to manage investments under an investment management agreement or where such person is the operator of an authorised collective investment scheme.

There were no contracts of significance with corporate substantial shareholders during the year under review.

Securities Purchase Arrangements

At the Annual General Meeting held on 17th May 2001, shareholders renewed the approval of a general mandate authorising the Directors to effect purchases by the Company or its subsidiaries of the Company's own ordinary shares of less than 15% in aggregate of its issued share capital.

During the year, the Company repurchased and cancelled 14,607,957 ordinary shares in the Company for an aggregate total cost of US$87.6 million. The ordinary shares repurchased represented 2.28% of the Company's issued ordinary share capital.

Arrangements under which Shareholders have Agreed to Waive Dividends

The Trustee of the Company's Senior Executive Share Incentive Schemes has waived the interim dividend and has undertaken to waive the recommended final dividend for 2001 in respect of the ordinary shares in which it is interested.

Related Party Transactions

During the course of the year, the Company entered into transactions with 'related parties', as defined in the listing rules of the UK Listing Authority, details of which are included in note 39 to the financial statements on page 78.

Annual General Meeting

The full text of the resolutions and explanatory notes of the 2002 Annual General Meeting are contained in the Notice of Meeting which is set out on pages 86 and 87.

Shareholder Information

Financial Calendar

2001 full-year results announced	27th February 2002
Share registers closed	18th to 22nd March 2002
2001 final dividend scrip election period closes	26th April 2002
Annual General Meeting to be held	9th May 2002
2001 final dividend payable	16th May 2002
2002 half-year results to be announced	31st July 2002*
Share registers to be closed	26th to 30th August 2002*
2002 interim dividend scrip election period closes	26th September 2002*
2002 interim dividend payable	16th October 2002*

**Subject to change*

Dividends

Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 26th April 2002. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 2nd May 2002. Shareholders holding their shares through The Central Depository (Pte) Ltd ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars. Shareholders, including those who hold their shares through CDP, may also elect to receive a scrip alternative to their dividends.

Registrars and Transfer Agent

Shareholders should address all correspondence with regard to their shareholdings or dividends to the appropriate registrar or transfer agent.

Principal Registrar
Jardine Matheson International Services Ltd
P.O. Box HM 1068
Hamilton HM EX
Bermuda

Jersey Branch Registrar
Capita IRG (Offshore) Ltd
P.O. Box 378
St Helier, Jersey JE4 0FF
Channel Islands

United Kingdom Transfer Agent
Capita IRG Plc
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU, England

Singapore Branch Registrar
M & C Services Private Ltd
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

ADR Depositary
The Bank of New York
Depositary Receipts Division
620 Avenue of the Americas
6th Floor, New York, NY 10011
United States of America

Press releases and other financial information can be accessed through the Internet at 'www.jardines.com'.

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the members of Jardine Matheson Holdings Limited will be held in The Bermuda Room, the Elbow Beach hotel, 60 South Shore Road, Paget, Bermuda on Thursday, 9th May 2002 at 9.00 a.m. for the following purposes:

1 To receive and consider the Financial Statements and the Report of the Auditors for the year ended 31st December 2001, and to declare a final dividend.

2 To re-elect Directors.

3 To re-appoint the Auditors and to authorise the Directors to fix their remuneration.

To consider and, if thought fit, adopt with or without amendments, the following Ordinary Resolutions:

4 That:
(a) the exercise by the Directors during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) of all powers of the Company to allot or issue shares and to make and grant offers, agreements and options which would or might require shares to be allotted, issued or disposed of during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue (for the purposes of this Resolution, 'Rights Issue' being an offer of shares or other securities to holders of shares or other securities on the Register on a fixed record date in proportion to their then holdings of such shares or other securities or otherwise in accordance with the rights attaching thereto (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory)), or the issue of shares pursuant to the Company's Employee Share Purchase Trusts, shall not exceed US$7.6 million, and the said approval shall be limited accordingly.

5 That:
(a) the exercise by the Directors of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and regulations, during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company purchased by the Company pursuant to the approval in paragraph (a) of this Resolution shall be less than 15% of the aggregate nominal amount of the existing issued share capital of the Company at the date of this meeting, and such approval shall be limited accordingly; and

(c) the approval in paragraph (a) of this Resolution shall, where permitted by applicable laws and regulations and subject to the limitation in paragraph (b) of this Resolution, extend to permit the purchase of shares of the Company (i) by subsidiaries of the Company and (ii) pursuant to the terms of put warrants or financial instruments having similar effect ('Put Warrants') whereby the Company can be required to purchase its own shares, provided that where Put Warrants are issued or offered pursuant to a Rights Issue (as defined in Resolution 4 above) the price which the Company may pay for shares purchased on exercise of Put Warrants shall not exceed 15% more than the average of the market quotations for the shares for a period of not more than 30 nor less than the five dealing days falling one day prior to the date of any public announcement by the Company of the proposed issue of Put Warrants.

By Order of the Board
C.H. Wilken
Company Secretary

28th March 2002

Non-routine business

The following items of non-routine business are being dealt with as ordinary resolutions at the Annual General Meeting:

Resolution 4

This resolution relates to the renewal of a general mandate authorising the Directors to issue shares up to a maximum of 5% of the aggregate nominal amount of the issued share capital of the Company. The proposed authority will expire at the conclusion of the subsequent Annual General Meeting and it is intended to seek its renewal at that and future Annual General Meetings. The Directors have no current intention of issuing any shares pursuant to this mandate. No pre-emptive rights exist under Bermuda law in relation to issues of new shares by the Company.

Resolution 5

This resolution relates to the renewal of a general mandate to the Directors to repurchase shares of the Company representing less than 15% of the issued share capital of the Company at the date of the resolution (the 'Repurchase Mandate'). The price paid for shares repurchased by the Company, other than (i) on exercise of Put Warrants issued on a pro-rata basis to shareholders or (ii) with the prior approval of the UK Listing Authority will be not less than US¢25 and not more than 5% above the average of the market values of the shares for the five trading days before any purchase is made. The resolution also permits the repurchase of shares by the Company pursuant to the terms of Put Warrants or similar instruments conferring rights to sell shares back to the Company at a specified price. The terms of any such Put Warrants would be determined by the Directors at the time of issue but the price paid for shares repurchased by the Company on exercise of Put Warrants which are issued on a pro-rata basis to shareholders could not exceed 15% more than the average of the market values of the shares for a period of not more than 30 nor less than the five trading days just prior to announcement of their issue.

As at 11th March 2002, the latest practicable date prior to the publication of this document, a total of 14,448,559 share options issued pursuant to the Company's Senior Executive Share Incentive Schemes were outstanding, representing 2.30% of the issued share capital at that date and 2.71% of the issued share capital if the full authority to repurchase shares (existing and being sought) was used. There are no outstanding warrants to subscribe for shares.

The authority conferred on the Directors by the Repurchase Mandate would continue in force until the conclusion of the next Annual General Meeting of the Company unless previously revoked, varied or renewed by ordinary resolution of the shareholders in general meeting.

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders in order to facilitate repurchases by the Company or its subsidiaries of its own securities. Such purchases are subject to and will be made in accordance with the UK Listing Authority listing rules. Depending on market conditions and funding arrangements at the time, such purchases may lead to an enhancement of the net assets and/or earnings per share and liquidity of the securities of the Company and will only be made when the Directors believe that such purchases will benefit the Company and/or its shareholders. Put Warrants would be issued only if the Directors considered it in the best interests of the Company and shareholders to do so.

Note:

A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and vote instead of him; a proxy need not also be a member of the Company. A form of proxy is enclosed for use by registered shareholders. Completion and return of the proxy will not preclude a member from attending and voting in person.

Investors holding their shares through a nominee, within The Central Depository (Pte) Limited system in Singapore or other agent should contact their nominee, depository agent or professional adviser with regard to the procedures required to enable them to be represented and to vote at the Annual General Meeting.

Group Offices

Jardine Matheson Ltd	48th Floor, Jardine House G.P.O. Box 70 Hong Kong	Telephone (852) 2843 8288 Facsimile (852) 2845 9005 Email jml@jardines.com Website www.jardines.com
	Directors Percy Weatherall, Chairman Brian Keelan Adam Keswick R.C. Kwok Norman Lyle A.J.L. Nightingale James Riley James Watkins	**Group Corporate Secretary** N.M. McNamara
Matheson & Co., Ltd	3 Lombard Street London EC3V 9AQ United Kingdom	Telephone (44 20) 7816 8100 Facsimile (44 20) 7623 5024 Email rleach@matheson.co.uk Website www.matheson.co.uk C.G.R. Leach
Jardine Pacific Ltd	25th Floor, Devon House Taikoo Place 979 King's Road Quarry Bay Hong Kong	Telephone (852) 2579 2888 Facsimile (852) 2856 9674 Email jpl@jardines.com James Riley
Jardine Motors Group Ltd	31st Floor, The Lee Gardens 33 Hysan Avenue G.P.O. Box 209 Hong Kong	Telephone (852) 2895 7218 Facsimile (852) 2907 2911 Email jmg@jardines.com A.J.L. Nightingale
Jardine Lloyd Thompson Group plc	6 Crutched Friars London EC3N 2PH United Kingdom	Telephone (44 20) 7528 4000 Facsimile (44 20) 7528 4185 Email info@jltgroup.com Website www.jltgroup.com Steve McGill
Dairy Farm Management Services Ltd	7th Floor, Devon House Taikoo Place 979 King's Road G.P.O. Box 286 Hong Kong	Telephone (852) 2299 1888 Facsimile (852) 2299 4888 Email groupcomm@dairy-farm.com.hk Website www.dairyfarmgroup.com Ronald J. Floto
Hongkong Land Ltd	8th Floor One Exchange Square Hong Kong	Telephone (852) 2842 8428 Facsimile (852) 2845 9226 Email gpobox@hkland.com Website www.hkland.com Nicholas Sallnow-Smith
Mandarin Oriental Hotel Group International Ltd	281 Gloucester Road Causeway Bay Hong Kong	Telephone (852) 2895 9288 Facsimile (852) 2837 3500 Email jillk@mohg.com Website www.mandarinoriental.com Edouard Ettedgui
Cycle & Carriage Ltd	239 Alexandra Road Singapore 159930	Telephone (65) 6473 3122 Facsimile (65) 6475 7088 Email customerservice@cyclecarriage.com.sg Website www.cyclecarriage.com.sg Philip Eng

Jardine Matheson Group Addresses

Australia Jardine Matheson Australia Pty Ltd	Level 8 66 Clarence Street Sydney NSW 2000	Telephone Facsimile	(612) 9290 8100 (612) 9299 7305 R.C. Sutton
Bermuda Jardine Matheson International Services Ltd	4th Floor, Jardine House 33-35 Reid Street P.O. Box HM 1068 Hamilton HM EX	Telephone Facsimile	(1 441) 292 0515 (1 441) 292 4072 C.H. Wilken
Hong Kong SAR Jardine Matheson Ltd	48th Floor, Jardine House G.P.O. Box 70 Hong Kong	Telephone Facsimile	(852) 2843 8288 (852) 2845 9005 Percy Weatherall
India Jardine Matheson Ltd	5th Floor, 54 Free Press House Nariman Point Bombay 400 021	Telephone Facsimile	(91 22) 285 3338 (91 22) 232 4456 Alan Rosling
Indonesia Jardine Matheson Ltd (Representative Office)	Level 16, World Trade Centre Jalan Jendral Sudirman Kav. 29-31 Jakarta 12920	Telephone Facsimile	(62 21) 522 8981 (62 21) 522 8983 Leonard van Hien
Japan Jardine Matheson K.K.	c/o 7/F Colliers Halifax Bldg 16-26 Roppongi 3 chome Minato-ku Tokyo 106-0032	Telephone Facsimile	(813) 5563 9480 (813) 5563 9480 Richard van Rooij
Mainland China Jardine Matheson (China) Ltd (Liaison Office)	Rm 528, 5/F, China World Tower 1 China World Trade Centre No.1 Jianguomenwai Avenue Chaoyang District, Beijing 100004	Telephone Facsimile	(8610) 6505 2801 (8610) 6505 2805 Adam C.N. Williams
Malaysia Jardine Matheson (Malaysia) Sdn Bhd	Suite 6.01, Level 6, Wisma Technip 241, Jalan Tun Razak 50400 Kuala Lumpur	Telephone Facsimile	(603) 2141 1168 (603) 2141 1268 Dato Khalid Haji Ismail
Netherlands Jardine Matheson Europe B.V.	Diepenbrockstraat 19 1077 VX Amsterdam	Telephone Facsimile	(31 20) 470 0258 (31 20) 470 0323 James Reid
Philippines Jardine Davies Inc	Jardine Davies Building 222 Sen.Gil J.Puyat Avenue Makati City 1200, P.O. Box 1757, MCPO	Telephone Facsimile	(632) 815 4483 (632) 812 5271 A.B. Colayco
Singapore Jardine Matheson (Singapore) Ltd	78 Shenton Way #30-02 Singapore 079120	Telephone Facsimile	(65) 6322 2101 (65) 6323 0694 Y.C. Boon
Taiwan Jardine, Matheson & Co., Ltd	14th Floor, World Trade Building 50 Hsin Sheng South Road Section 1, Taipei	Telephone Facsimile	(8862) 2393 1177 (8862) 2394 5625 Liang Chang
Thailand Jardine Matheson (Thailand) Ltd	21st Floor, Times Square Building 246 Sukhumvit Road, Klong Toey Bangkok 10110	Telephone Facsimile	(662) 254 0675 (662) 254 0671 Philip Smiley
United Kingdom Matheson & Co., Ltd	3 Lombard Street London EC3V 9AQ	Telephone Facsimile	(44 20) 7816 8100 (44 20) 7623 5024 C.G.R. Leach
Vietnam Jardine Matheson Ltd	8th Floor, Jardine House 58 Dong Khoi Street District 1, Ho Chi Minh City	Telephone Facsimile	(848) 8222 340 (848) 8230 030 Nguyen Thi Theu

www.jardines.com